Exhibit 1

For Immediate Release	28 April 2011

WPP PLC ("WPP")

Scrip Dividend Scheme

and

scrip dividend alternative in respect of the second interim dividend for 2010

and

Annual Report and Accounts 2010 and associated documents

As announced on 4 March 2011, and subject to share owner approval at the Annual General Meeting to be held on 2 June 2011, the directors of WPP plc (the Company) are proposing to introduce an optional scrip dividend scheme which will enable share owners who so wish to elect to receive new fully paid ordinary shares in the Company, instead of cash dividends, commencing with the second interim dividend for 2010 (the Scrip Dividend Scheme).

The Company has today posted a circular to share owners containing details of the Scrip Dividend Scheme (the Circular), together with the Annual Report and Accounts for the year ended 31 December 2010, Notice of Annual General Meeting 2011 and Form of Proxy. A copy of the Circular, as well as each of the Annual Report and Accounts for the year ended 31 December 2010 and Notice of Annual General Meeting 2011 will also be available to view on WPP's website: www.wpp.com.

Share owners should note that Irish dividend withholding tax will generally be levied in respect of the issue of new shares under the Scrip Dividend Scheme (as it is in respect of payments of cash dividends by the Company), unless share owners are entitled to an exemption and have complied, before the election date, with certain procedural formalities. In particular, certain non-Irish resident share owners (both individual and corporate) may be entitled to an exemption from Irish dividend withholding tax. Share owners should refer to the Circular for further information in relation to Irish dividend withholding tax and the available exemptions and also consult the relevant part of the website of the Irish Revenue Commissioners - http://www.revenue.ie/en/tax/dwt/index.html.

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

It will not be possible to participate in both the Scrip Dividend Scheme (if share owner approval is given) and the Dividend Access Plan. Share owners who have elected (or are deemed to have elected) to participate in the Dividend Access Plan will, if they elect to join the Scrip Dividend Scheme, be deemed to have elected to withdraw from the Dividend Access Plan in respect of all of the shares registered in their name. The rules of the Dividend Access Plan will be amended accordingly.

The Scrip Dividend Scheme does not extend to holders of the Company's ADRs. Under the terms of the deposit agreement relating to the Company's ADR programme, ADR holders receive dividends under the Dividend Access Plan. Any ADR holder wishing to receive new shares instead of cash dividends would therefore first need to withdraw from the Company’s ADR programme prior to the dividend record date set by the ADR depositary and request delivery of shares in the Company. This will enable such holder to elect to join the Scrip Dividend Scheme if he so wishes.

The number of new shares that share owners who elect to participate in the Scrip Dividend Scheme will receive in respect of the second interim dividend for 2010 will depend on the number of shares held at the record date, the scrip reference share price to be used in calculating share owners' entitlements and whether or not Irish dividend withholding tax applies.

It is proposed that the scrip reference share price for the purposes of the scrip dividend alternative in respect of the second interim dividend for 2010 will be equal to the average middle market quotation for a fully paid ordinary share of the Company, as shown on the London Stock Exchange

Daily Official List, for the period 2 June 2011 to 8 June 2011, being the five dealing days following the day on which the Company’s shares are first quoted “ex” the relevant dividend, and will be announced on 9 June 2011. The final date for electing to join the Scrip Dividend Scheme in order to be eligible to receive new shares in respect of the second interim dividend for 2010 will be 17 June 2011.

Share owners who wish to elect to join the Scrip Dividend Scheme and claim an exemption from Irish dividend withholding tax in time to be effective in relation to the second interim dividend for 2010, will also need to submit all necessary documentation in order to claim such exemption by no later than 17 June 2011. Share owners’ attention is drawn to the Circular for further information in this regard, including certain important timing considerations.

The full timetable for the scrip dividend alternative in respect of the second interim dividend for 2010 is as follows:

Announcement of second interim dividend	4 March 2011

Ex-dividend date	1 June 2011

Annual General Meeting	12 noon on 2 June 2011

Dividend record date	3 June 2011

Period for determining scrip reference share price	2 to 8 June 2011

Scrip reference share price announcement date	9 June 2011

Last time and date for receipt of Scrip Dividend Mandate Forms/CREST Dividend Election Input Messages	5.00 p.m. on 17 June 2011

Last time and date for receipt of all necessary documentation in order to avoid Irish dividend withholding tax being imposed in respect of the scrip dividend	5.00 p.m. on 17 June 2011

Dividend payment date	4 July 2011

Expected date of admission and first day of dealings in new shares on the London Stock Exchange	4 July 2011

Full details of the Scrip Dividend Scheme, including the terms and conditions of the scheme, certain tax implications of making an election for share owners resident for tax purposes in Ireland and the UK and how the scrip dividend alternative will operate in respect of the second interim dividend for 2010, are set out in the Circular.

In accordance with Listing Rule 9.6.1 R, the Company has today submitted two copies of each of the Circular, Annual Report and Accounts for the year ended 31 December 2010, Notice of Annual General Meeting 2011 and Form of Proxy to the National Storage Mechanism and these documents will shortly be available for inspection at:

www.Hemscott.com/nsm.do.

In accordance with Disclosure and Transparency Rule 6.3.5(2)(b), certain additional information extracted in unedited full text from the Annual Report and Accounts is set out in the appendices to this announcement.

To view the information contained in the appendices please follow the link below

[LSE TO INSERT LINK TO PDF APPENDIX 1 – SEE ATTACHMENT ON EMAIL]

To view the accompanying financial information please follow the link below

[LSE TO INSERT LINK TO PDF APPENDIX 2 – SEE ATTACHMENT ON EMAIL]

For further information please contact

Feona McEwan: (44) 20 7408 2204

Appendices

Appendix 1: Management report information

The letter to share owners, which is set out on pages 18 to 29 of the Annual Report, and Accounts includes the following indication of important events that have occurred during the financial year and their impact on the financial statements:

Letter to share owners*

Dear share owner

2010, our twenty-fifth year, was a year of significant recovery and a record year in almost all respects, as clients re-focused on top-line sales growth and expansion, particularly in faster-growth geographic markets, as well as continued cost containment in the slower-growth markets of the US and Western Europe. Following a brutal 2009, when the post-Lehman financial world did not come to an end, as some had feared, the recovery has been remarkable. Our business is being transformed by new markets, new media and consumer insights which provide major opportunities to enhance our future growth and profitability.

We believe these factors and, more importantly, how we respond to them, will significantly enhance the value of your Company in the future.

Total share owner return increased sharply, with your share price rising 180p, or 30%, to 789.5p from 609.5p during the year. Since the year end, your share price has fallen to 723.0p at the time of writing, reflecting concern about the potential negative impact of political events in North Africa, the Middle East and the human catastrophe in Japan. Dividends were increased by 15% to 17.79p, a record level.

Billings were up over 12% to £42.7 billion. Revenues were up over 7% to £9.3 billion. Including 100% of associates, revenue is estimated to total over £11.6 billion. Our revenues exceeded all our competitors for the third consecutive year, by an increasing amount. Headline PBIT was up almost 21% to £1.229 billion against £1.017 billion in 2009. Headline PBIT margin was 13.2% in 2010 against 11.7% last year. The Group achieved a headline PBIT margin of 15.8% in the second half of the year, 0.4 margin points above the margin achieved in the second half of both 2009 and 2008, including TNS on a pro-forma basis. In the second half of the year the business returned to pre-Lehman proforma levels of revenue and profitability, with higher productivity. On gross margin, the headline PBIT margin was 14.4%, up 1.7 margin points on 2009. This is probably a more accurate basis for competitive comparisons. Reported profit before interest and tax rose over 25% to £1.028 billion, over £1 billion for the first time, from £819 million.

Headline EBITDA (which is a key metric that private equity firms, for example, use for valuing companies) increased by almost 16% to £1.439 billion, above £1 billion for the fifth consecutive year. Headline profit before tax was up over 27% to £1.034 billion, above £1 billion also for the first time. Reported profit before tax was up over 28% to £851 million. Diluted headline earnings per share were up almost 28% to 56.7p (an all-time high) and diluted reported earnings per share up 30% to 45.9p.

Free cash flow strengthened to £902 million in the year. Net debt averaged £3.1 billion in 2010, down £0.3 billion at 2010 exchange rates, and net debt at 31 December 2010 was £1.9 billion, or £0.7 billion lower than 2009, reflecting significant improvement in profitability and improved cash flows, despite a continued client emphasis on improved liquidity, as well as effectiveness and efficiency. Equity analysts

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors’ report on pages 111 to 124.

appear comfortable with the level of the Group’s average net debt, which was around 2.1 times headline EBITDA in 2010. Headline interest cover in 2010 was 6.3 times. So far, in the first three months of 2011, average net debt was down approximately £0.6 billion at £2.2 billion against £2.8 billion for the same period in 2010, at 2011 exchange rates, again reflecting strong cash flows.

With a current equity market capitalisation of approximately £9.1 billion, the total enterprise value of your Company is approximately £11.7 billion, 8.4 times headline EBITDA.

Our reported revenue growth for the year of over 7% reflected the comparative weakness of sterling against most currencies, other than the euro. On a constant currency basis, which excludes the impact of currency movements, revenues were up over 5%.

On a like-for-like basis, excluding the impact of acquisitions and currency, revenues were up 5.3%, reflecting sequential quarterly improvement throughout the year. Revenue grew by 8.5% in the final quarter, the fastest rate of like-for-like quarterly growth since the fourth quarter of 2000. The month of December saw the first monthly double digit growth rate since January 2001.

Throughout 2010 we have seen continued sequential improvement in our like-for-like quarterly revenue growth, with the final two quarters of the year at 7.5% and 8.5% respectively. This followed zero like-for-like growth in the first quarter and 4.7% in quarter two. This significant turnaround was directionally in line with our earlier forecasts (we anticipated like-for-like growth in the second quarter of 2010 as early as the third quarter trading update of 2009), but was considerably more violent than anticipated. In 2009, our budgets were optimistic, anticipating like-for-like growth of –2% (an oxymoron). In fact we came in at –8%. In 2010, on the other hand, we proved too pessimistic, budgeting like-for like growth of zero (another oxymoron) and coming in at over 5%. Let’s hope we have it more correct in 2011 (third time lucky), where we are budgeting revenue growth of 5%.

The most surprising feature of 2010 was the relatively strong performance of mature geographical markets, such as the US and Germany and traditional media, like free-to-air television. The headline was “The US and traditional media bite back.” Indeed, the US behaved more like a fast-growing market, or as some others insist on calling them, an emerging market (despite the fact that many of them, like China, the world’s second largest economy, have emerged), growing at 7%, against GDP growth of around 3%.

There seem to be a number of possible reasons for this. First, there was an element of ‘dead-cat bounce’, as advertising as a proportion of US GDP probably reached a low not seen since the mid-1970s in 2009 and massive government and central bank-driven fiscal and monetary stimuli kicked in and stimulated activity from the heavily-depressed levels of 2009. Second, there was a significant increase in activity in sectors that had been heavily cut, such as automobiles, financial services and retail (and a number of new marketing ‘wars’ such as automobiles and telecommunications), further stimulated by heavy political spending around the mid-term Congressional elections, especially following the United States Supreme Court decision permitting freer lobbying. Third, there was significant excess traditional media inventory, which reduced prices and made traditional media relatively more attractive, perhaps also stimulated by a feeling that new media were more about price and deal, and traditional media more about brand building and brand equity.

Finally, and most importantly, post-Lehman and the several corporate crises, we have seen a concern, or even fear, amongst chairmen and CEOs and in the boardroom about making mistakes and a consequent emphasis on cost containment and unwillingness to add to fixed expenses or capacity. Western-based multinationals are said to have over $2 trillion in cash on their balance sheets, but unemployment remains at stubbornly high levels, with only increases in temporary employment and limited expansion of fixed capacity in Western markets. Hence, a willingness to invest in the brand and maintain or increase market share, rather than increasing capacity and fixed expenses.

In the third quarter constant currency revenues in the US were up 9.9%, which continued into the final quarter, with growth of 9.8%.

Together with this improved top-line growth, the Group has benefited from the cost actions taken, particularly towards the end of 2009, to adjust headcount and staff costs. As a result, headline PBIT margins have improved by 3.0 margin points before incentives and by 1.5 margin points after incentives. As mentioned earlier, headline PBIT margins in the second half of 2010 were above both the second half of 2009 and the second half of 2008, adjusted for the impact of TNS. Bonus pools have been refilled and, as a percentage of headline profit before bonuses and income from associates, are close to maximum levels.

On a like-for-like basis, average headcount has fallen by over 4%, compared with 2009, although given the substantial increase in like-for-like revenues of 8.0% in the second half of the year, our operating companies have begun to invest in more talent. Revenue conversion post-incentives, that is incremental profit as a proportion of incremental revenue, was very strong at 33%, as our operating companies benefited from the actions to reduce both staff costs and other operating costs in 2009 and during 2010.

Geographically, revenue growth continued to strengthen in the final quarter, particularly in the UK, Central and Eastern Europe, the Middle East, Latin America, Africa and Australia, with the US and Asia (excluding Australia and New Zealand) maintaining the strong growth seen in the third quarter. Western Continental Europe remained difficult, with growth in the final quarter of just over 3%, with France, Spain, Greece, Ireland and Belgium still under pressure. The US continued the strong growth seen in the third quarter, up 9.8%. The UK showed its strongest growth of the year at 9.7%. Latin America was up 6.5% in the fourth quarter in constant currency, but on a like-for-like basis was up almost 15%, reflecting the disposal of a call centre business in Argentina in September. Asia, excluding Australia and New Zealand, grew at 13.6%, which was the same as the third quarter. Mainland China and India continued their strong growth with revenue up over 18% and almost 15% respectively in the final quarter. Other major markets in Asia also showed strong growth, including South Korea, Singapore, Indonesia and more surprisingly Japan, driven by Ogilvy, GroupM and Kantar. Markets outside North America now account for 65% of our revenues, up from 61% five years ago. The influence of the faster-growing markets outside North America is increasing rapidly.

The Group’s Advertising and Media Investment Management businesses continued their strong growth, with constant currency revenues up 11.6% in the fourth quarter, the strongest quarterly growth in the year, with Media Investment Management up over 17% and Advertising up well over 7%.

The Group’s Public Relations & Public Affairs businesses also had their strongest quarter, with revenues up 5.6%, compared with 5.1% in the third quarter and 3.2% in the first half. Consumer Insight also had a good quarter, with revenues up 5.3%, compared with 6.9% in the third quarter and 2.7% in the first half. The Group’s Branding & Identity, Healthcare and Specialist Communications businesses (including direct, digital and interactive) grew by 7.3% on a constant currency basis, down slightly on the strong growth of 8.1% in the third quarter, but well ahead of the first half growth of 2.1%. However, on a like-for-like basis, revenues were up 7.2% in the fourth quarter compared with 7.1% in the third quarter, adjusting for the disposal of the call centre business mentioned earlier.

This continuing improvement was driven largely by our uniquely global direct, digital and interactive businesses, amongst others comprising OgilvyOne, with global revenues of over $800 million, VML, with revenues over $100 million and Wunderman, with global revenues over $900 million. Ogilvy Interactive, VML and Wunderman are three of the seven worldwide ‘digital leaders’, according to the leading independent digital research firm, Forrester Research. No other competitive group has more than one digital leader.

The Group has also recently announced the launch of Possible Worldwide, a global interactive marketing agency, formed through the combination of award-winning WPP Digital agencies Schematic, Bridge Worldwide, BLUE and Quasar, with revenue of over $100 million, with 18 offices and 1,000 staff worldwide, and with operations in the US, Europe, Asia, the Middle East and Africa.

In constant currencies, Advertising and Media Investment Management revenues grew by 7.0%, with like-for-like revenues up similarly at 7.1%. All of the Group’s four largest advertising networks finished the year strongly, with growth in our Media Investment Management business over 13% in the year. Advertising showed sequential quarterly like-for like growth in the last three quarters of 2010, following six quarters of decline. This strong revenue growth in 2010, together with the cost actions taken in 2009, resulted in the combined reported operating margin of this sector improving by approximately 1.5 margin points to 15.3%.

In 2010, Ogilvy & Mather, JWT, Y&R, Grey and United Network generated estimated net new billings of over £0.8 billion ($1.2 billion) and GroupM, the Group’s Media Investment Management company, which includes Mindshare, MEC, MediaCom and Maxus, generated estimated net new billings of £1.5 billion ($2.4 billion). tenthavenue has been created as a separate ‘engagement network’, focused on out-of-home media, including Group companies Kinetic, Quisma and Spafax.

Consumer Insight revenues grew by 4.4% in constant currencies, with like-for-like revenues up similarly at 3.9%. Reported operating margins improved by 1.1 margin points to 9.7% as benefits resulting from the integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities, were realised. Reported gross margin margins (headline PBIT as a proportion of gross margin rather than revenue) improved 1.5 margin points to 13.2%.

The Group’s Public Relations & Public Affairs businesses had a strong end to the year, with constant currency revenue growth of 5.6% in quarter four, the highest quarter of the year. Operating margins rose by 0.5 margin points to 15.8%. Particularly strong performances were recorded by Burson-Marsteller and the Group’s specialist public relations businesses.

The Group’s Branding & Identity, Healthcare and Specialist Communications (including direct, digital and interactive) constant currency revenues grew by 5.0% in the year and 7.3% in the final quarter. The Group’s global direct, digital and interactive agencies grew strongly, as did Branding & Identity with revenue up almost 11% in the final quarter. This service sector showed a strong recovery in reported operating margins, up 2.0 margin points to 12.4%.

Marketing services comprised 60% of our revenues in 2010, a similar proportion to 2009. It is no longer accurate to call us an advertising agency, we are really a communications services company.

Headline PBIT margins recovered to 13.2% against 11.7% in 2009, but were still lower than the 15.0% achieved in 2008 (or 14.3% if TNS were included for the whole of 2008). However, as mentioned above, the Group achieved a margin of 15.8% in the second half of the year, 0.4 margin points higher than the corresponding period in both 2009 and 2008 (including TNS on a pro-forma basis).

On a like-for-like basis the average number of people in

the Group decreased by 4.2% in 2010. On the same basis, the number of people in the Group at 31 December 2010 was 4.5% higher than at the end of 2009. This increase partly counter-balanced the more than 12% fall in point-to point headcount during 2009 and represented an increased investment in talent, as revenue growth picked up.

Reported staff costs, excluding incentives, were up 3.2%. Incentive payments totalled £342 million (£178 million in 2009), which represented over 22% (almost 16% in 2009) of headline operating profit before incentives and income from associates. Cash-based incentives totalled £272 million or almost 18% of headline operating profit as defined above, against £123 million or almost 11% in 2009. The balance of £70 million in 2010 represents share-based incentives granted in 2010 and previous years. Our objective remains to pay out approximately 20% of operating profit before bonus and taxes at maximum and 15% at target and, in some cases, 25% at ‘super-maximum’.

Before these incentive payments, headline PBIT margins rose by 3.0 margin points to 16.8%. On a reported basis, despite the almost doubling of incentive payments, the Group’s staff cost-to-revenue ratio fell to 58.3% compared with 58.9% in 2009. Before incentive and severance costs, headline PBIT margins rose by 2.4 margin points to 17.6%.

Part of the Group’s strategy is to continue to ensure that variable staff costs (incentives, freelance and consultants costs) are a significant proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slow-downs. In 2010, the ratio of variable staff costs to total staff costs increased significantly to 13.4%, compared with 9.7% in 2009 and 11.4% in 2008. As a proportion of revenue, variable staff costs were 7.8% in 2010 compared with 5.7% in 2009 and 6.6% in 2008. These represent the highest ratios in the last 10 years. The business is, therefore, even better protected against economic downturns.

As a result of all this, headline PBIT rose almost 21% to £1.229 billion from £1.017 billion, up almost 17% in constant currencies. Reported PBIT rose over 25% to £1.028 billion from £819 million, over 20% in constant currencies, reflecting a lower charge for goodwill impairment and amortisation of intangibles, partly offset by higher investment write-downs.

Net finance costs (excluding the revaluation of financial instruments) were £195 million, down from £205 million last year, reflecting lower average net debt, partly offset by higher funding costs. Headline profit before tax increased by more than 27% to £1.034 billion and reported profit before tax was up over 28% to £851 million.

The Group’s tax rate on headline profit before tax was 22.0%, a reduction of 1.8 percentage points from 2009, as a result of continuing tax planning initiatives and deferred tax credits.

Diluted headline earnings per share rose over 27% to 56.7p and diluted reported earnings per share increased 30% to 45.9p. Prudently, no severance or integration expenses have been excluded in arriving at headline earnings. This is not competitive practice, which is odd.

Following the acquisition of TNS in October 2008, the custom business of TNS has been combined with Research International and its other operations merged with several of the Kantar businesses to form Kantar Media, Kantar Worldpanel, Kantar Retail and Kantar Health. The integration has gone well and, as a result of actions taken since acquisition, as at 31 December 2010, the Group achieved the revised merger benefits target of an annualised £60 million, as opposed to the original commitment of £52 million.

The world continues to move at very different speeds, both geographically and functionally. By means of explanation, perhaps an English football analogy is helpful. First, the Premier League which consists of the BRICs (Brazil, Russia, India and China) and the Next 11 (Bangladesh, Egypt, Indonesia, Iran (?), Mexico, Nigeria, Pakistan, the Philippines, South Korea, Turkey, Vietnam) or CIVETS (Colombia, Indonesia, Vietnam, Egypt (still included), Turkey, South Africa), along with new media (personal computer-driven, mobile, video content, social networks). Second, The Championship, the US, because of its size, immigrant, entrepreneurial culture and human and natural resources, along with an economically well-run and high value-added manufacturing export-led Germany and free-to air television. Third, League One, Western Europe, primarily the UK, France, Italy and Spain, along with newspapers and magazines. Last, League Two, (sadly, particularly given the recent terrible events) Japan, which has been stagnant for almost 20 years. Perhaps the UK, with its Coalition Government’s emphasis on deficit reduction and long-term growth will gain promotion to The Championship?

In any event, the Group’s strategic focus on new markets, new media and consumer insight reflects these differing market dynamics and account respectively for 27%, 29% and 26% of the Group’s revenues of over $14 billion.

2011 like-for-like revenue growth looks as though it should be similar to how 2010 actually turned out, as long as we have our budgets right. The final budget figures indicate continued growth of 5% over last year’s actual numbers. Budget optimism in 2009 was replaced by pessimism in 2010. Perhaps the 2011 budgets will finally reflect realism.

However, the pattern of revenue growth looks as though it will be slightly different, with the balance of growth shifting from the West to the East to China and India, to the South to Brazil and Latin America and to the South-East to Africa and, functionally, to media investment management, digital media and data analytics and the application of technology. The shift to the East applies even in Europe itself, as the strong man of Europe, Germany, forms a strong axis with Poland, relatively untouched by the recession, and Russia, blessed with vast, increasingly valuable energy resources (as long as they invest the proceeds wisely).

Clients seem to be increasingly focused on expansion in the faster-growing markets and cost containment and caution in the West. So far this strategy has paid off, with corporate profitability at record highs. Worries remain around euro contagion and the lack of willingness, at least in front of a US Presidential election in 2012, to tackle US deficit reduction. Additional concerns have also developed in recent months over events in Tunisia, Egypt, Bahrain, Libya and Yemen and the implications for other countries, such as Jordan or Saudi Arabia, and the shocking human catastrophes in Japan surrounding the earthquake, tsunami and nuclear crisis. We have to admire the phlegmatic, stoical and disciplined response of the Japanese people to these bitterly unfair events. As we write there is news of another significant earthquake in Japan of over 7 on the Richter scale. As a point of reference, the Middle East accounts for about 1.7% or $300 million of our approximately $16 billion of revenues forecast by analysts and Japan about 1.5% or $200 million. However, despite these concerns and commodity price inflation and high levels of unemployment, particularly amongst the youth, forecasts for global GDP growth in 2011 remain around 4% and media growth forecasts, including by our own GroupM, around the same level or even greater, as advertising and marketing spending picks up from depressed levels in mature markets and grows aggressively in relatively under-advertised, faster growth markets – almost a double-whammy.

Incentive plans for 2011 will place increased emphasis on revenue growth and improvement in operating margins in conjunction with operating profit growth, although objectives will continue to include qualitative Group objectives, including co-ordination and co-operation, talent management and succession planning.

At the time of writing, we have revenue and profit data for the first two months of 2011. The strong finish to 2010 has continued into 2011, with like-for-like revenue and gross margin for the first two months of the year both up over 7%. Geographically, we are seeing stronger growth in both Asia and Latin America and the US remaining strong. By sector, Advertising and Media Investment Management also remain strong with our direct, digital and interactive businesses also well up and Consumer Insight up too. These trends are broadly in line with our budgets, which also indicate a stronger first half, understandable given easier 2010 first-half comparatives and our usual quarter four conservative budget. Operating profits were in line with budget and well up on last year.

Prospects for 2012 also feel good, particularly as the US Presidential election, the well-organised London Olympics and the UEFA European Football Championships should add 1-2% to global advertising and marketing growth rates, as usual in a maxi-quadrennial year. The problems may well come, however, in 2013 or late 2012, as the newly re-elected or elected American President wrestles with a ballooning deficit – unless the bond markets lose patience before then. At least one major US institution has lost patience already.

Operating margins for 2011 are targeted to rise by 0.5 margin points to 13.7%, in line with our revised targets of 13.7% for 2011 and 14.2% for 2012, with a long-term objective of 18.3%, equivalent to 19.0% pre-TNS. This is challenging, of course, but not as outrageous as some believe, given that our best-performing companies in each services sector have already demonstrated they can perform at a combined Group margin of 17%.

In the long term, the outlook for the advertising and marketing services industry appears favourable.

Globalisation, overcapacity of production in most sectors and the shortage of human capital, the developments in new technologies and media, the growth in importance of internal communications, the need to influence retail distribution, brand emphasis on health and wellness, the growth in government spending and the new focus on corporate responsibility issues such as climate change, underpin the need for our clients to continue to differentiate their products and services both tangibly and intangibly.

Moreover, the continuing growth of the BRICs, Next 11 and other faster-growing geographical markets, will add significant opportunities in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – along with the growth of ‘new-BRICs’ such as Vietnam, Pakistan, Indonesia, Bangladesh, Colombia and Mexico. Advertising and marketing services expenditure as a proportion of GDP has started to resume its growth, although in these relatively low inflationary times, where our clients have limited pricing power, we are committed to working with our clients and their procurement departments, to improve the effectiveness and efficiency of their spending and investments.

Given these short-term and long-term trends, your Company believes it has the correct strategic priorities – new markets, new media and consumer insight – and a focus on not only strategic planning, creative execution and distribution, but also on both the application of technology and analysis of data, to the benefit of our clients and people.

Including associates, the Group had over 146,000 full-time people in almost 2,400 offices in 107 countries at the year end. It services 336 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 61 of the Nasdaq 100, 35 of the Fortune e-50, and 708 national or multinational clients in three or more disciplines. More than 460 clients are served in four disciplines and these clients account for over 57% of Group revenues. The Group also works with over 340 clients in six or more countries.

These statistics reflect the increasing opportunities for developing client relationships between activities nationally, internationally and by function. We estimate that over 35% of new assignments in the year were generated through the joint development of opportunities by two or more Group companies. New integration mechanisms, sensitive to global and local opportunities, including WPP Global Client Leaders for our top 30 clients (which account for around a third or $5 billion of revenues) and Country Managers, continue to be developed. There is an increasing number of major client creative and integration opportunities at a Group level. The Group continues to be extremely successful in most, if not all, of the integrated marketing competitions that clients are increasingly initiating. These opportunities range from the creation of teams across the Group to the integration of various operating units and to the creation of individually tailored agencies to meet clients’ needs. The Group’s integration record continues to lead its competitors by a considerable distance.

Our key priorities

Our reason for being, the justification for WPP’s existence, continues to be to add value to our clients’ businesses and our people’s careers. Our goal remains to be the world’s most successful provider of communications services to multinational and local companies, not just the largest. To that end, we have three key strategic priorities.

1

First, our immediate priority is to continue to emerge from the financial crisis of 2008 a stronger company. Our 2010 results are an encouraging sign that we will or even have. Compared with the last downturn, our people are stronger: they are better resourced, better motivated and incentivised than when we exited the last recessions in the early 1990s and 2000s. The Company is also more profitable, more liquid and better structured. In this economic cycle, margins have peaked at 15.0% and bottomed at 11.7%, as opposed to 10.5% and 5.6% in the early 1990s.

2

Second, in the medium term, to build upon the successful base we have established whilst integrating our most recent acquisitions effectively. At TNS the integration has gone well and the focus has to now be on revenue growth, capturing greater market share.

3

Our third priority, in the long term or over the next five to 10 years, is to: Increase the combined geographic share of revenues from the faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East, and Central and Eastern Europe, from around 27% to 35-40%.

-	Increase the share of revenues of new media from 29% to 35-40%.
-	Maintain the share of more measurable marketing services – such as Consumer Insight and direct, digital and interactive – at 50% of revenues.

Our six specific objectives

Here are six objectives which represent our key performance indicators (KPIs). For an assessment of how we performed against them in 2010, read on.

1	Continue to raise operating margins to the levels of the best-performing competition.

2	Continue to increase flexibility in the cost structure.

3	Improve total share owner return and return on capital.

4	Continue to enhance the value added by the parent company.

5	Continue to place greater emphasis on revenue growth.

6	Improve still further the quality of our creative output.

First, to continue to raise operating margins to the levels of the best-performing competition. We achieved 15% for two consecutive years, in 2007 and 2008. We continue to believe a margin of 18.3% is a tough, but realistic objective. BBDO, Dentsu and McCann have achieved this in the past, although the pressure became too great in some instances. It may well be that gross margin margin is a more accurate competitive comparison.

Second, to continue to increase flexibility in the cost structure. Great strides have been made in recent years. In 2010, variable staff costs made up 7.8% of revenues, the highest ratio for 10 years. This compares with 6.6% in 2008 and 5.7% in 2009, and illustrates the value of this flexibility in protecting margins in the event of an economic downturn.

Third, to improve total share owner return by maximising the return on investment on the Company’s substantial free cash flow (of over £900 million or around $1.4 billion). There are broadly three alternative uses of funds:

- Capital expenditure, which usually approximates the depreciation cost. Pressure here has eased as technology pricing has fallen, although we are increasing investment in our digital and technology-based service offering, in line with our strategic goals. In 2009, we also invested significantly more in real estate following lease renewals, particularly in New York, to secure greater efficiencies.

- Mergers and acquisitions, which have historically taken the lion’s share of free cash flow. Here we have raised the hurdle rate on capital employed so that our return on capital may be increased. Valuations remain reasonable, particularly outside the US, although some speculative froth does seem to have developed, especially in digital and interactive in the US and in some faster-growing markets, like Brazil, as our competitors try to play catch-up.

Our acquisition focus in 2010 was again on the triplet opportunities of faster-growing geographic markets, new technologies and consumer insights, totally consistent with our strategic priorities in the areas of geography, new communication services and measurability.

The cost of the acquisition of TNS in 2008 was funded principally by debt. At the time of the transaction, we announced that, for the following two years, acquisitions would be limited to no more than £100 million per annum, the Group’s share buy-back program would be targeted up to 1% per annum and dividend growth at up to 15% per annum, with the objective of using surplus cash generated to reduce debt, whilst average net debt to headline EBITDA remained well above 2 times. For 2010, this ratio improved to 2.1 times so this objective has been largely achieved one year ahead of schedule.

In 2010, the Group spent £97 million on initial acquisition payments, net of cash acquired and disposal proceeds, so within the target set. It is likely we will continue to focus on small and medium-sized acquisitions in 2011 but at a slightly greater level, around £150-200 million.

- Dividends or share buy-backs. We continue to focus on examining the relative merits of dividends and share buybacks.

Following the strong first half results in 2010, we reinstituted an increase in dividend with a 15% increase in the first interim dividend, the upper limit committed to at the time of the TNS acquisition. Following the continued improvement in profitability during the second half of 2010, the Board has also recommended an increase in the second interim dividend of 15%. This makes a total for the year of 17.79p per share, an all-time high for your Company. Dividends paid in 2010 were 3.6 times covered by headline earnings.

Subject to share owner approval at the Company’s Annual General Meeting in June 2011, the Board also proposes to put in place a scrip dividend program which will enable share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, commencing with the second interim dividend for 2010. Details of the scrip dividend program will be sent to share owners together with the Notice of the Company’s Annual General Meeting. The Board has also undertaken a review of its dividend pay-out policy and consulted institutional share owners and analysts. It seems clear from this analysis that in current stock market conditions, many share owners favour consistent dividend growth and better dividend yields over share re-purchases. Given these views, the Board plans to increase the dividend payout ratio as a proportion of post-tax profits from the current level of approximately 30% to approximately 40% over the medium term, reducing dividend cover from approximately 3 times headline earnings to approximately 2.5 times.

Share buy-backs in 2010 cost £46 million, representing 0.5% of share capital, again well within the target set at the time of the TNS acquisition. It is likely that we will continue to ensure that share buy-backs at least equal the dilutive effect of option and restricted stock issuance.

Fourth, we will continue to enhance the value added by the parent company and build unique integrated marketing approaches for clients. WPP is not just a holding company focused on planning, budgeting, reporting and financial issues, but a parent company that can add value to our clients and our people in the areas of human resources, property, procurement, information technology and practice development. We will continue to do this through a limited group of 350 or so people at the centre in Dublin, London, New York, Tokyo, Hong Kong, Shanghai and São Paulo. This does not mean that we seek to diminish the strength of our operating brands, but rather to learn from one another. Our objective is to maximise the added value for our clients with their businesses and our people with their careers.

        Many of our initiatives are possible because of the scale on which we now operate. In the optimum use of property, in information technology and in procurement generally, we are able to achieve efficiencies that would be beyond the reach of any individual operating company.

But it is also clear that there is an increasing requirement for the centre to complement the operating companies in professional development and client coordination. It is a relatively recent development for certain multinational marketing companies, when looking to satisfy their global communications needs, to make their initial approach not to operating companies, but directly to holding or parent companies.

Such assignments present major, and increasingly frequent, opportunities for the few groups of our size. It is absolutely essential that we have the professional resources and the practice development capability to serve such clients comprehensively, actively and creatively. Initiatives involving some of the world’s largest marketers continue to gain momentum. The world’s largest advertiser is itself integrating its efforts around brands, in the areas of advertising, media investment management, market research, packaging design and public relations. Our largest client is seeking a seamless model, effectively a one-client agency within our Group.

All our clients, whether global, multinational or local, continue to focus on the quality of our thinking, coordination of communications and price. In response, we focus on talent, structure and incentives.

Talent and its management therefore remain the lynchpin of our reason for existence: that is what our clients pay us for. Development of our people and the way we manage that talent is a critical determinant of performance and on that critical dimension, we continue to make significant progress.

In the creation of highly-competitive incentives with extremely attractive working environments, we increasingly differentiate ourselves from our competitors and improve the attractiveness of WPP companies as destinations for talent. Our quarterly reviews with the operating companies have been restructured, consequently, to give more time and attention to talent and to clients. Our recruiting efforts throughout 2010 were especially fruitful as we successfully targeted and recruited top talent within and beyond our industry, often competing with investment banking, management consulting and private equity offers. The war for talent is fierce and will intensify further, and there is more to be done.

The blueprint for our executive development curriculum has been completed, and our flagship client leadership training program, Maestro, is being continuously developed. The parent company and each of our operating companies installed its own approach to performance assessment and succession planning, aimed at developing the careers of their people, improving the quality of feedback, coaching and mentoring they receive and providing for orderly succession. We have launched a senior management mentoring and development program specifically for women, run by Charlotte Beers and called ‘The X Factor’.

We continued to scrutinise and modify our compensation practices, both to offer competitive and appropriately-based rewards to our people and to attract outstanding talent from elsewhere. This is a key strategic priority for us. Our competition is, sometimes, not so rigorous in evaluating and rewarding performance – for example, taking advantage of sharp falls in share prices to re-price or issue options or giving limited disclosure to investors of compensation plan details.

A communications services company must be a model of excellent external and internal communications. To that end, we accelerate understanding of the Group’s vast resources with a raft of regular communications through our websites and social media channels and in print: our monthly public online news bulletin, e.wire; our consistently-awarded global newspaper and eBook, The WIRE; our annual Atticus Journal of original marketing thinking; the WPP Reading Room, an extensive online library of think pieces (both public and original) from WPP professionals worldwide; our online Fact Files profiling Group resources/companies/ products; regular communication on Group initiatives such as the WPP Worldwide Partnership Program and the WPP Marketing Fellowship Program; our annual Corporate Responsibility Report and this consistently award-winning Annual Report, both in print and online.

In 2010 we were able to reduce our property portfolio by almost 4% to 22.8 million sq ft as a result of shedding excess space created by the integration of the custom business of TNS with Research International and, sadly, as a result of the severance program that saw our staff numbers decline by over 12% in 2009.

The combination of revenue growth and reduction in portfolio enabled us to reduce the establishment cost-to revenue ratio from 8.0% in 2009 to 7.0% in 2010, equal to our medium-term goal. Average square foot per head fell slightly to 229 sq ft from 230 sq ft in 2009, although our target is to achieve 220 sq ft in 2011.

Our key property task is to maintain the 7% establishment cost-to-revenue ratio as we continue to grow the business, by focusing on the key metrics of space per head and cost per square foot on all our lease renewals.

In procurement, we continue to set ourselves the goal of being the undisputed leader of procurement practice in the global advertising and marketing services industry.

We aim to benchmark ourselves regularly against our competitors and our clients. Through intensified investment in procurement people, processes and technology, our goal is to maintain the ratio of bought-in costs to revenue at around 15%, by leveraging Group scale across all of our major markets, and focusing on those expenditure categories most favourable for global, regional and local supply contracts, such as in IT, telecoms, travel, professional services, facilities and production.

In IT we continue to consolidate our core technology infrastructure with the objectives of reducing cost and improving quality. This enables our operating companies to concentrate their efforts on client-related developments and other internal business-focused applications.

The convergence of mobile, voice and data communications has allowed us to take advantage of new offerings in the telecommunications sector to increase efficiencies and to provide enhanced support to our increasingly mobile workforce.

Finally, in practice development we continue to develop horizontal initiatives in a focused set of high-potential areas across our vertical operating brands: in media, healthcare, new technologies, new faster-growing markets, internal communications, retail, entertainment and media, financial services, hi-tech and telecommunications and corporate responsibility. Specifically, we continue to invest in sharing insights and developing initiatives through WPP Digital (in digital marketing and media) and The Store (in distribution and retail).

In key geographic markets we are increasingly coordinating our activities through WPP country managers. We continue to believe that increasing co-ordination is required between our brands at the country and global levels, as the arguments for investment in regional management become weaker.

As experience has demonstrated, however, the activities of country managers must be closely aligned and monitored. In addition, we have increased the number of WPP global client leaders to co-ordinate our efforts on behalf of clients and to ensure they get maximum benefit from their relationships with WPP operating brands. We are focused currently on our top 30 global clients accounting for around a third of total revenues and where our revenues grew by 7.0% in 2010, a higher rate than the overall increase of 5.3%.

Furthermore, we continue to encourage internal strategic alliances and promote co-operation. Practice development initiatives have therefore been reinforced in such areas as healthcare, retail, internal communications and media and entertainment. This has been especially important in developing our portfolio of direct investments in new media under WPP Digital and where our investments are working with our agencies and people to bring new technology capabilities and understanding to our clients. All these initiatives are designed to ensure that we, the parent company, really do (as well as being perceived to) inspire, motivate, coach, encourage, support and incentivise our operating companies to achieve their strategic and operational goals.

Fifth, to continue to place greater emphasis on revenue growth. One legitimate criticism of our performance against the best-performing competition is our comparative level of organic revenue growth, although the methods used to calculate rates of organic growth ‘vary’ to say the least. In 2008, revenue growth trailed a little behind our major competitors and, in 2009, the decline in our revenue was less worse than most. In 2010, our growth was strong, but also for some of our major competitors. In all years, however, our margin performance was at the top end of the pack.

          Estimated net new billings of £3.0 billion ($4.8 billion) in 2010, a similar level to 2009, reflected a consistently high level of wins throughout the year. The Group was ranked first in all the new business league table surveys in 2010.

Our practice development activities are also aimed at helping us position our portfolio in the faster-growing functional and geographic areas. During 2010, acquisitions and increased equity stakes were focused on Advertising and Media Investment Management in Canada, the UK, France, Germany, Poland, Israel, Brazil, Colombia, Hong Kong, India and South Korea; on Consumer Insight in Poland, Hungary, Cyprus, Chile and Guatemala; on Public Relations & Public Affairs in the UK, Germany, Poland and Turkey; on direct, digital and interactive in the US, the UK, Germany, Brazil, China and Singapore; and on Healthcare Communications in the US, the UK and the Czech Republic.

So far in 2011, the Group has made acquisitions or increased equity interests in Advertising and Media Investment Management in South Africa and South Korea; in Consumer Insight in Ireland, Germany, Lithuania and Africa; and in direct, digital and interactive in the US. These acquisitions continue to move us forward to our previously described strategic priorities; expanding the share of revenues of our businesses in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe to 35-40%; in new media to 35-40%; and in consumer insight, direct, digital and interactive, at one-half.

We intend to expand our strong networks – Ogilvy & Mather, JWT, Y&R, Grey, United Network, Bates 141, Mindshare, MEC, MediaCom, Maxus, TNS, Millward Brown, Kantar Media, Kantar Health, Kantar Retail, Kantar Worldpanel, Hill & Knowlton, Ogilvy Public Relations Worldwide, Burson-Marsteller, Cohn & Wolfe, OgilvyOne, Wunderman, OgilvyAction, G2, Possible Worldwide, 24/7 Real Media, Ogilvy CommonHealth, Sudler & Hennessey, ghg, The Brand Union, Landor and FITCH – in high-growth markets or where their market share is insufficient. We will also enhance our leadership position in Consumer Insight by further development of our key brands with particular emphasis on North America, Asia Pacific, Latin America and Continental and Eastern Europe. We will continue our growth of research panels and have established a Kantar-wide operational capability, which will be consolidated with the same function at TNS. We will reinforce our growing position in media research through Kantar Media, which includes our investments in television audience research through the former TNS Media Intelligence and TNS Media Research, and IBOPE and Marktest, which, combined, is the market leader outside North America.

In addition, we intend to reinforce our worldwide strength in direct and interactive marketing and research through our traditional channels such as OgilvyOne, Wunderman, G2, Blanc & Otus and Lightspeed. Although the early 2000-2001 compressions in financial valuations following the internet bust initially offered significant opportunities, we will now also invest directly in the new channels through start-ups, particularly as US and French valuations in search, for example, are still prohibitive, despite the financial crisis. Other opportunities will be sought to enhance our online capabilities. Lastly, we will continue to develop our specialist expertise in areas such as healthcare, retail and interactive and to identify new high-growth areas.

Sixth, to improve still further the quality of creative work throughout the Group. Despite the growing importance of co-ordinated communications and price effectiveness, the quality of the work remains and will remain paramount. If you drew a graph plotting creative awards (as a proxy for creativity) against margins for any group of agencies, there would be a very strong correlation. The more awards, the stronger the margins. The client’s procurement department fades into the background when the work is strong. Of the three things we do – strategic thinking, creative execution and co-ordination – creative execution is undoubtedly the most important, and that means creativity in its broadest sense.

        Clients look for creative thinking and output not just from advertising agencies, public relations and design companies, but also from our media companies and our research companies. Millward Brown remains arguably one of our most creative brands. Witness the BrandZ™ Top 100 Most Powerful Brands Study published annually with the Financial Times and its study of the BrandZ™ Top 50 Most Valuable Chinese Brands.

We intend to achieve this objective by stepping up our training and development programs; by recruiting the finest external talent; by celebrating and rewarding outstanding creative success tangibly and intangibly; by acquiring strong creative companies; and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

In pursuing these aims, the Group is led by John O’Keeffe, WPP’s worldwide creative director. Under John’s guidance, gratifying and discernible progress continues.

2010 saw the fourth annual WPPED Cream awards, our internal award program for outstanding work across the Group. Your Company also amassed the second largest points tally at the 2010 advertising and marketing services festival in Cannes for the second year in a row and narrowed the gap to first place (please refer to our website, www.wpp.com, for detailed, accurate calculations). Our objective is to achieve first place. Our performance in the Gunn Report, even on an accurately calculated weighted basis, is as strong.

At the same time we are committed to achieving all these objectives as a significantly responsible corporate citizen of the world at large and in the communities in which we operate.

As a parent company, we continue to develop practical principles and policies for our companies’ charitable giving and services to the environment, education, the arts and healthcare based on best practice guidelines. We conservatively calculate that the WPP organisation contributed an estimated £14.3 million worth of time, skills, materials and money to social and community causes in 2010, as well as free media space worth £20.2 million negotiated by WPP media agencies on behalf of pro bono clients, making a total of £34.5 million. A summary of the Group’s approach to corporate responsibility can be found on pages 125 to 133. Doing good is not altruism or charity, it is good business, when like us you are focused on long-term total share owner return.

Please also see our annual Corporate Responsibility Report on the work our clients and our people do in these increasingly important areas.

A colossal amount remains to be done – challenging our clients, and therefore us. It seems certain that once these objectives are achieved, they will be replaced by new ones. As companies grow in size, most chairmen and CEOs become concerned that their organisations may become flabby, slow to respond, bureaucratic and sclerotic. Any sensible business leader aggressively resists this phenomenon; we all seek the benefits of size and scale without sacrificing the suppleness and energy of a smaller firm. And, for the first time, new technologies now make this possible on a global platform. WPP wants the scale and resources of the largest firm together with the heart and mind of a small one.

We entered 2010 with fingers crossed. There were few certainties. Little could be taken for granted.

But in one under-recognised sense, the advertising and marketing services industry is relatively well-placed to survive and prosper in uncertain times. Not because it’s recession-proof – far from it – but because of its very nature.

Every WPP company works in a fiercely competitive sector. Clients have an enviable range of specialist advisers from whom to choose. Client retention demands eternal vigilance and innovation. No agency can expect yesterday’s contribution, however valuable, to guarantee security for tomorrow. To remain successful in marketing services, agencies need to be alert to change – indeed, to instigate change – and be among the first to take advantage of it. They need professionals with open and inventive minds – always ready to challenge the status quo and work out ways of doing things better.

These are all qualities that our companies need even in the best of times. So they are, in a real sense, better rehearsed than most when turbulence strikes. Looking back now at 2010, it’s clear that our companies employed those inherent skills to remarkable effect; not only to survive and prosper but even to achieve market share gains against almost all criteria.

So it’s entirely proper that we should close this report with a note of recognition and deep gratitude to our companies and all their people. It is thanks to their creativity – in all its many senses – that the numbers we are able to report for 2010 are as gratifying and record-breaking as they are. We thank and salute them all.

Philip Lader

Chairman

Sir Martin Sorrell

Group chief executive

Paul Richardson

Group finance director

* This letter to share owners should be read in conjunction with and as part of the management report set out in the section headed Directors’ report on pages 111 to 124.

Forward-looking statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-thinking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described under the caption ‘Principal risks and uncertainties’ on pages 120 and 122, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 2: Financial Statements

The financial statements attached are extracted from pages 149 to 187 of the Annual Report and Accounts and include a responsibility statement on page 155:

Appendix 3: Principal risks and uncertainties

The WPP board has considered the principal risks and uncertainties affecting the Group as at 31 December 2010 and the summary of these below is extracted from pages 120 to 122 of the Annual Report and Accounts:

Principal risks and uncertainties

Issue	Potential impact	How it is managed
Clients
The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

Competitors include large multinational advertising and marketing communication companies and regional and national marketing services companies.

New market participants include database marketing and modelling companies, telemarketers and internet companies.

Service agreements with clients are generally terminated by the client on 90 days’ notice and many clients put their advertising and communications business up for competitive review from time to time. The ability to attract new clients and to retain existing clients may also in some cases be limited by clients’ policies about conflicts of interest.

Operating companies seek to establish reputations in the industry that attract and retain clients, including by improving the quality of their creative output.

The Group’s different agency networks limit potential conflicts of interest and the Group’s cross- discipline team approach seeks to retain clients.

Brand Check at every Board meeting.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s 10 largest clients accounted for almost 18% of revenues in the year ended 31 December 2010. Clients generally are able to reduce advertising and marketing spend or cancel projects on short notice. The loss of one or more of the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s financial condition.

Global client account managers seek to ensure the Group maintains partnership relationship with major clients. Operating companies seek to establish reputations in the industry that attract and retain clients and key talent.

Brand Check at every Board meeting and regular dialogue between directors of the Company and directors of the Group’s largest clients.

CR issues
The social and environmental impact of our work for clients.	The operating companies across 107 countries may not always consider the social and environmental impact of their work.	Opportunities to advise clients on marketing with a social or environmental dimension are identified by our companies.
Damage to WPP’s reputation from undertaking controversial client work.	The operating companies may undertake controversial client accounts and may not always consider the impact on the Group.	Upward referral within operating companies and consideration at WPP ethical review meetings and WPP Business Code of Conduct.
Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.	Our work may not always comply with all laws and industry codes governing marketing material.	Managed by our companies with referral to WPP Business Code of Conduct and WPP directors as necessary to improve standards and measurement in marketing practices.
Compliance with privacy and data protection regulations.	Increased regulation unless the operating companies meet best practice standards, contribute to the debate on privacy, increase transparency for consumers on how their data are obtained and used.

The Group assists our companies in developing principles on privacy and compliance with local laws. Our key digital marketing and research companies have nominated senior executives to provide leadership on privacy and to work with other companies in the Group.

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.	Failing to meet standards on diversity and gender would impact the perception of the Group and quality of work.	Human resources policies are set and implemented at operating company level. WPP’s chief talent officer assists the companies in attracting, developing and retaining our talent.
Climate change, including the emissions from energy used in our offices and during business travel.	Negative cost and reputational impact if the Group failed to meet target to reduce per head carbon intensity to 1.2 tonnes by 2020 (from 3.3 tonnes in 2006).	Cross-functional, Group-wide Energy Action Teams and a network of company Climate Champions help implement our climate change strategy. Some companies have appointed environmental managers.
Economic
The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have	Reduction in client spending or postponing spending on the services offered by the Group or switching of client expenditure to non-traditional media and renegotiation of contract terms	Reduction in headcount and overhead. Ensuring that variable staff costs are a significant proportion of total staff costs and revenue.

Issue	Potential impact	How it is managed
significant economic challenges.	leading to reduced profitability and cash flow.	Increased controls over capital expenditure and working capital. Strategic focus on BRICs, the Next 11, new media and consumer insight. Brand Check at every Board meeting.
Financial
Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.	The Company’s reporting currency is pounds sterling. Given the Group’s significant international operations, changes in exchange rates cause fluctuations in the Company’s results when measured in pounds sterling.

The balance sheet and cash flows of the Company are hedged by borrowing in the currency of those cash flows.

The Company publishes and explains its results in constant currency terms, as well as in sterling and on an actual dollar basis.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

The Company’s long-term debt is currently rated Baa3 and BBB by the rating agencies respectively and the Company’s short-term debt obligations P3 and A2 respectively. If the Company’s financial performance and outlook materially deteriorate, a ratings downgrade could occur and the interest rates and fees payable on certain of the Company’s revolving credit facilities could be increased.

Active dialogue with the rating agencies to ensure they are fully apprised of any actions that may affect the Company’s debt ratings. The Company also seeks to manage its financial ratios and to pursue policies so as to maintain its investment grade ratings.
The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The Group is generally paid in arrears for its services. Invoices are typically payable within 30 to 60 days.

The Group commits to media and production purchases on behalf of some of its clients as principal or agent depending on the client and market circumstances. If a client is unable to pay sums due, media and production companies may look to the Group to pay such amounts to which it committed as an agent on behalf of those clients.

Evaluating and monitoring clients’ ongoing creditworthiness and in some cases requiring credit insurance or payments in advance.
Mergers & Acquisitions
The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.	The Group regularly reviews potential acquisitions of businesses that are complementary to its operations and clients needs. If material risks are not identified prior to acquisition or the Group experiences difficulties in integrating an acquired business, it may not realise the expected benefits from such acquisition and the Group’s financial condition could be adversely affected.

Business, legal, tax and financial due diligence carried out prior to acquisition to seek to identify and evaluate material risks and plan the integration process. Warranties and indemnities included in purchase agreements.

Audit Committee oversight of acquisition and Board oversight of material acquisitions and review of the integration and performance of recent and prior acquisitions.

Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

The Group has a significant amount of goodwill and other intangible assets recorded on its balance sheet with respect to acquired companies. The Group annually tests the carrying value of goodwill and other intangibles for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future results of operations and cash flows. Future events could cause the Group to conclude that the asset values associated with a given operation have become impaired which could have a material impact on the Group’s financial condition.

Regular impairment testing which is a recurring agenda item for the Audit Committee.
Operational
The Group operates in 107 countries and is exposed to the risks of doing business internationally.	The Group’s international operations are subject to exchange rate fluctuations, restrictions and/or taxation on repatriations of earnings, social, political and economic instability, conflicts of laws and interpretation of contracts.

Affiliate, associate and joint venture structures with local partners used in developing markets.

Brand Check at every Board meeting.

Uniform approach to internal controls to seek to ensure best practice employed in all jurisdictions.

People
The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.	The Group is highly dependent on the talent, creative abilities and technical skills of our personnel as well as their relationships with clients. The Group is vulnerable to the loss of personnel to competitors and clients leading to disruption to the business.

The Group’s incentive plans are structured to provide retention value for example by paying part of annual incentives in shares that vest two years after grant and having a five-year performance period for LEAP.

Operating companies seek to establish reputations in the industry that attract and retain key personnel, including by improving the quality of

Issue	Potential impact	How it is managed
their creative output. Succession planning of key executives is a recurring agenda item of the Board and Nomination Committee.
Regulatory/Legal
The Group may be subject to regulations affecting its activities.

Governments, government agencies and industry self-regulatory bodies from time to time adopt statutes and regulations that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs and market research or otherwise limit the scope of the activities of the Group and its clients which could have a material adverse impact on our financial position. Changes in tax laws or their application may also adversely affect the Group’s reported results.

The Group actively monitors any proposed regulatory or statutory changes and consults with government agencies and regulatory bodies where possible on such proposed changes.

Regular briefings to the Audit Committee of significant regulatory or statutory changes.

Group representation on a number of industry advisory bodies.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients products may be defective.	The Group may be, or may be joined as a defendant, in litigation brought against its clients in respect of services provided by the Group.	The Group seeks to comply with all laws and industry codes governing marketing material. Upward referral procedure within operating companies and to WPP ethical review meetings.
The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.	The Group may be exposed to liabilities in the event of breaches of anti-corruption legislation.

On-line and in country ethics and anti-bribery and corruption training on a Group-wide basis to raise awareness and seek compliance with the WPP Code of Conduct.

Confidential help-line for WPP staff to raise any concerns which are investigated and reported to the Audit Committee on a regular basis.

Due diligence on selecting and appointing suppliers and acquisitions.

Gift and hospitality register and approvals process.

Our 2010

financial

statements

Accounting policies

The consolidated financial statements of WPP plc and its subsidiaries (the Group) for the year ended 31 December 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union as they apply to the financial statements of the Group for the year ended 31 December 2010.

    The Group’s financial statements are also consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial instruments. The principal accounting policies are set out below.

The consolidated financial statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

Intangible assets comprise goodwill, certain acquired separable corporate brand names, acquired customer relationships, acquired proprietary tools and capitalised computer software not integral to a related item of hardware.

    Goodwill represents the excess of fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets, including intangible assets, at the date of their acquisition.

WPP ANNUAL REPORT 2010      149

Our 2010 financial statements

Accounting policies

    Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each cash-generating unit. After the projection period a steady growth rate representing an appropriate long-term growth rate for the industry is applied. Any impairment is recognised immediately as an expense and is not subsequently reversed.

    Corporate brand names, customer relationships and proprietary tools acquired as part of acquisitions of businesses are capitalised separately from goodwill as intangible assets if their value can be measured reliably on initial recognition and it is probable that the expected future economic benefits that are attributable to the asset will flow to the Group.

    Certain corporate brands of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and the Group’s commitment to develop and enhance their value. The carrying value of these intangible assets is reviewed at least annually for impairment and adjusted to the recoverable amount if required.

    Amortisation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Acquired intangibles

Brand names (with finite lives) – 10-20 years.
Customer related intangibles – 3-10 years.
Other proprietary tools – 3-10 years.
Other (including capitalised computer software) – 3-5 years.

Contingent consideration is accounted for in accordance with IFRS 3 (revised) Business Combinations.

    Future anticipated payments to vendors in respect of contingent consideration (earnout agreements) are initially recorded at fair value which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the interests acquired (typically over a four to five year period following the year of acquisition) and assume the operating companies improve profits in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition.

    Subsequent adjustments to the fair value are recorded in the consolidated income statement within revaluation of financial instruments. For acquisitions completed prior to 1 January 2010, such adjustments are recorded in the consolidated balance sheet within goodwill.

Property, plant and equipment are shown at cost less accumulated depreciation and any provision for impairment with the exception of freehold land which is not depreciated. The Group assesses the carrying value of its property, plant and equipment to determine if any impairment has occurred. Where this indicates that an asset may be impaired, the Group applies the requirements of IAS 36 Impairment of Assets in assessing the carrying amount of the asset. This process includes comparing its recoverable amount with its carrying value. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life, as follows:

Freehold buildings – 50 years.
Leasehold land and buildings – over the term of the lease or life of the asset, if shorter.
Fixtures, fittings and equipment – 3-10 years.
Computer equipment – 3-5 years.

The Group’s share of the profits less losses of associate undertakings net of tax, interest and non-controlling interests is included in the consolidated income statement and the Group’s share of net assets is shown within interests in associates in the consolidated balance sheet. The Group’s share of the profits less losses and net assets is based on current information produced by the undertakings, adjusted to conform with the accounting policies of the Group.

    The Group assesses the carrying value of its associate undertakings to determine if any impairment has occurred. Where this indicates that an investment may be impaired, the Group applies the requirements of IAS 36 in assessing the carrying amount of the investment. This process includes comparing its recoverable amount with its carrying value.

    The Group accounts for joint venture investments under the equity method which is consistent with the Group’s treatment of associates.

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Accounting policies

Other investments are designated as ‘available for sale’ and are shown at fair value with any movements in fair value taken to equity.

    On disposal the cumulative gain or loss previously recognised in equity is included in the profit or loss for the year. Impairment losses recognised in profit or loss for equity investments classified as ‘available for sale’ are not subsequently reversed through profit or loss.

Work in progress is valued at cost, which includes outlays incurred on behalf of clients and an appropriate proportion of directly attributable costs and overheads on incomplete assignments. Provision is made for irrecoverable costs where appropriate. Inventory is stated at the lower of cost and net realisable value.

Trade receivables are stated net of provisions for bad and doubtful debts.

The Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness.

    The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

    Derivatives are initially recognised at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

    At the inception of the hedge relationship the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

    Note 25 contains details of the fair values of the derivative instruments used for hedging purposes.

    Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

    The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow or net investment hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

    Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

    Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Option agreements that allow the Group’s equity partners to require the Group to purchase a non-controlling interest are treated as derivatives over equity instruments and are recorded in the consolidated balance sheet at fair value and the valuation is remeasured at each period end. Fair value is based on the present value of expected cash outflows and the movement in the fair value is recognised as income or expense within revaluation of financial instruments in the consolidated income statement.

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Accounting policies

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, a financial liability of the Group is only released to the consolidated income statement when the underlying legal obligation is extinguished.

Convertible debt is assessed according to the substance of the contractual arrangements and is classified into liability and equity elements on the basis of the initial fair value of the liability element. The difference between this figure and the cash received is classified as equity.

    The consolidated income statement charge for the finance cost is spread evenly over the term of the convertible debt so that at redemption the liability equals the redemption value.

Other interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs.

Finance costs of borrowing are recognised in the consolidated income statement over the term of those borrowings.

Revenue comprises commission and fees earned in respect of amounts billed. Direct costs include fees paid to external suppliers where they are retained to perform part or all of a specific project for a client and the resulting expenditure is directly attributable to the revenue earned. Revenue is stated exclusive of VAT, sales taxes and trade discounts.

Advertising and Media Investment Management

Revenue is typically derived from commissions on media placements and fees for advertising services. Revenue may consist of various arrangements involving commissions, fees, incentive-based revenue or a combination of the three, as agreed upon with each client.

    Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. The amount of revenue recognised depends on whether we act as an agent or as a principal in an arrangement with a client. Where we act as an agent, the revenue recorded is the net amount retained when the fee or commission is earned. Although the Group may bear credit risk in respect of these activities, the arrangements with our clients are such that we consider that we are acting as an agent on their behalf. In such cases, costs incurred with external suppliers (such as media suppliers) are excluded from our revenue. Where the Group acts as a principal and contracts directly with suppliers for media payments and production costs, the revenue recorded is the gross amount billed.

    Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received or receivable.

    The Group receives volume rebates from certain suppliers for transactions entered into on behalf of clients that, based on the terms of the relevant contracts and local law, are either remitted to clients or retained by the Group. If amounts are passed on to clients they are recorded as liabilities until settled or, if retained by the Group, are recorded as revenue when earned.

Consumer Insight

Revenue recognised in proportion to the level of service performed for market research contracts is based on proportional performance. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. This indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measures take precedence since these are output measures.

    While most of the studies provided in connection with the Group’s market research contracts are undertaken in response to an individual client’s or group of clients’ specifications, in certain instances a study may be developed as an off-the-shelf product offering sold to a broad client base. For these transactions, revenue is recognised when the product is delivered. Where the terms of transaction provide

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Accounting policies

for licensing the product on a subscription basis, revenue is recognised over the subscription period on a straight-line basis or, if applicable, based on usage.

    Substantially all services are provided on a fixed price basis. Pricing may also include a provision for a surcharge where the actual labour hours incurred in completing a project are significantly above the labour hours quoted in the project proposal. In instances where this occurs, the surcharge will be included in the total revenue base on which to measure proportional performance when the actual threshold is reached provided that collectability is reasonably assured.

Public Relations & Public Affairs and Branding & Identity, Healthcare and Specialist Communications

Revenue is typically derived from retainer fees and services to be performed subject to specific agreement. Revenue is recognised when the service is performed, in accordance with the terms of the contractual arrangement. Revenue is recognised on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the consolidated income statement revenue and related costs as contract activity progresses.

Corporate taxes are payable on taxable profits at current rates. The tax expense represents the sum of the tax currently payable and deferred tax.

    The Group is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances the Group recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and estimable. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.

    The tax laws that apply to the Group’s subsidiaries may be amended by the relevant tax authorities. Such potential amendments are regularly monitored and adjustments are made to the Group’s tax liabilities and deferred tax assets and liabilities where necessary.

    The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

    Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognised for all taxable temporary differences unless specifically excepted by IAS 12 Income Taxes. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or other assets and liabilities (other than in a business combination) in a transaction that affects neither the tax profit nor the accounting profit.

    The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

    Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

    Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

    Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on enacted or substantively enacted legislation. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

For defined contribution plans, contributions are charged to the consolidated income statement as payable in respect of the accounting period.

    For defined benefit plans the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the consolidated income

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Accounting policies

statement if the benefits have vested. If the benefits have not vested, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown within finance costs and finance income respectively. Actuarial gains and losses are recognised immediately in the statement of comprehensive income.

    Where defined benefit plans are funded, the assets of the plan are held separately from those of the Group, in separate trustee-administered funds. Pension plan assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date.

    Recognition of a surplus in a defined benefit plan is limited based on the economic gain the company is expected to benefit from in the future by means of a refund or reduction in future contributions to the plan, in accordance with IAS 19 Employee Benefits.

Assets held under finance leases are recognised as assets of the Group at the inception of the lease at the lower of their fair value and the present value of the minimum lease payments. Depreciation on leased assets is charged to the consolidated income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the consolidated income statement as it is incurred.

Operating lease rentals are charged to the consolidated income statement on a straight-line basis over the lease term. Any premium or discount on the acquisition of a lease is spread over the life of the lease on a straight-line basis.

Foreign currency transactions arising from normal trading activities are recorded at the rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are translated at the year-end exchange rate. Foreign currency gains and losses are credited or charged to the consolidated income statement as they arise.

    The income statements of overseas subsidiary undertakings are translated into pounds sterling at average exchange rates and the year-end net assets of these companies are translated at year-end exchange rates.

    Exchange differences arising from retranslation of the opening net assets and on foreign currency borrowings (to the extent that they hedge the Group’s investment in such operations) are reported in the consolidated statement of comprehensive income.

    Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The Group issues equity-settled share-based payments (including share options) to certain employees and accounts for these awards in accordance with IFRS 2 (Share-Based Payment). Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. Details regarding the fair value of equity settled share-based transactions are set out in notes 22 and 26.

    The fair value determined at the grant date is recognised in the consolidated income statement as an expense on a straight-line basis over the relevant vesting period, based on the Group’s estimate of the number of shares that will ultimately vest and adjusted for the effect of non-market-based vesting conditions.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

IFRIC 14 (amended)/IAS 19 (amended): The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments;
IFRS 7 (amended): Financial Instruments: Disclosure;
IFRS 9 Financial Instruments;
IAS 1 (amended): Presentation of Financial Statements;
IAS 12 (amended): Income Taxes;
IAS 24 (revised): Related Party Transactions;
IAS 32 (amended): Classification of Rights Issues.

    The Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2011.

154 WPP ANNUAL REPORT 2010

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Accounting policies

    In the current year IFRS 2 (amended) Share-Based Payment became effective. The adoption of this Standard has not led to any changes in the Group’s accounting policies.

    The Group adopted IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements during the year. The revisions to these standards applied to business combinations completed after 1 January 2010. The main impact of these revised standards was as follows:

In the year to 31 December 2010, all acquisition-related costs have been recognised as an operating cost in the consolidated income statement whereas previously they were capitalised. Prior periods have not been restated as this change in accounting is required to be applied prospectively from 1 January 2010;

The term ‘minority interest’ has been changed to ‘non-controlling interest’;

Contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events must be recognised as a gain or loss in the consolidated income statement;

Equity interests held prior to control being obtained are re-measured to fair value at the acquisition date, with any resulting gain or loss recognised in the consolidated income statement. The Group excludes such gains or losses from headline profits;

Changes in ownership interest in a subsidiary that does not result in a change of control are treated as transactions among equity holders and are reported within equity shareowners’ funds. No gain or loss is recognised on such transactions and goodwill is not re-measured; and

Cash consideration for non-controlling interests is classified as a financing activity rather than an investing activity in the consolidated cash flow statement. Prior periods have been restated accordingly as this change in disclosure is required to be applied retrospectively.

Management is required to make key decisions and judgements in the process of applying the Group’s accounting policies. The most significant areas where such judgements have been necessary are revenue recognition, goodwill and other intangibles, acquisition reserves, taxation and accounting for pension liabilities. Where judgement has been applied, the key factors taken into consideration are disclosed in the accounting policies and the appropriate note in these financial statements.

We confirm that to the best of our knowledge:

the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

the management report, which is incorporated into the Directors’ report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face.

Sir Martin Sorrell	Paul Richardson
Group chief executive	Group finance director
18 April 2011

WPP ANNUAL REPORT 2010 155

Our 2010 financial statements

Consolidated income statement

For the year ended 31 December 2010		2010	2009	2008	2010	2009	2008
	Notes	£m	£m	£m	$m [3]	$m [3]	$m [3]
Billings[1]		42,683.6	37,919.4	36,929.0	65,961.2	59,388.7	67,381.0

Revenue	2	9,331.0	8,684.3	7,476.9	14,416.2	13,598.2	13,598.4
Direct costs		(770.5)	(703.6)	(467.5)	(1,190.0)	(1,103.8)	(827.2)
Gross profit		8,560.5	7,980.7	7,009.4	13,226.2	12,494.4	12,771.2
Operating costs	3	(7,587.5)	(7,219.0)	(6,133.4)	(11,728.2)	(11,275.6)	(11,195.2)
Operating profit		973.0	761.7	876.0	1,498.0	1,218.8	1,576.0
Share of results of associates	4	55.2	57.0	46.0	85.3	91.2	83.7
Profit before interest and taxation		1,028.2	818.7	922.0	1,583.3	1,310.0	1,659.7
Finance income	6	81.7	150.4	169.6	126.0	241.4	316.9
Finance costs	6	(276.8)	(355.4)	(319.4)	(427.8)	(562.3)	(588.4)
Revaluation of financial instruments	6	18.2	48.9	(25.4)	30.1	80.1	(37.3)
Profit before taxation		851.3	662.6	746.8	1,311.6	1,069.2	1,350.9
Taxation	7	(190.3)	(155.7)	(232.9)	(294.4)	(249.3)	(416.7)
Profit for the year		661.0	506.9	513.9	1,017.2	819.9	934.2

Attributable to:
Equity holders of the parent		586.0	437.7	439.1	901.0	708.1	803.5
Non-controlling interests		75.0	69.2	74.8	116.2	111.8	130.7
		661.0	506.9	513.9	1,017.2	819.9	934.2

Headline PBIT	31	1,228.7	1,017.2	1,118.2	1,893.3	1,622.7	1,984.4
Headline PBIT margin	31	13.2%	11.7%	15.0%	13.1%	11.9%	14.6%
Headline PBT	31	1,033.6	812.2	968.4	1,591.5	1,301.8	1,712.8

Earnings per share[2]
Basic earnings per ordinary share	9	47.5p	35.9p	38.4p	73.1¢	58.1¢	70.3¢
Diluted earnings per ordinary share	9	45.9p	35.3p	37.6p	70.6¢	57.2¢	68.7¢

Notes

The accompanying notes form an integral part of this consolidated income statement.

[1]	Billings is defined on page 186.
[2]	The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.
[3]

The consolidated income statement above is also expressed in US dollars for information purposes only and is unaudited. It has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the period presented. Among other currencies, this includes an average exchange rate of US$1.5461 to the pound sterling for the year 2010 (2009: US$1.5667, 2008: US$1.8524).

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Consolidated statement of comprehensive income

For the year ended 31 December 2010	2010 £m	2009 £m	2008 £m
Profit for the year	661.0	506.9	513.9
Exchange adjustments on foreign currency net investments	156.3	(155.6)	1,418.6
Loss on revaluation of available for sale investments	(59.8)	(13.5)	(51.3)
Actuarial loss on defined benefit pension plans	(0.4)	(7.2)	(82.2)
Deferred tax credit/(charge) on defined benefit pension plans	0.2	(4.4)	0.7
Other comprehensive income/(loss) relating to the year	96.3	(180.7)	1,285.8
Total comprehensive income relating to the year	757.3	326.2	1,799.7

Attributable to:
Equity holders of the parent	672.6	270.4	1,685.5
Non-controlling interests	84.7	55.8	114.2
	757.3	326.2	1,799.7

Note

The accompanying notes form an integral part of this consolidated statement of comprehensive income.

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Our 2010 financial statements

Consolidated cash flow statement

For the year ended 31 December 2010		2010	2009	2008
	Notes	£m	£m	£m
Net cash inflow from operating activities	11	1,361.2	818.8	922.7
Investing activities
Acquisitions and disposals	11	(200.1)	(118.4)	(1,029.4)
Purchases of property, plant and equipment		(190.5)	(222.9)	(196.8)
Purchases of other intangible assets (including capitalised computer software)		(27.0)	(30.4)	(23.8)
Proceeds on disposal of property, plant and equipment		7.6	9.2	11.5
Net cash outflow from investing activities		(410.0)	(362.5)	(1,238.5)
Financing activities
Share option proceeds		42.7	4.1	10.6
Cash consideration for non-controlling interests	11	(15.1)	(26.4)	(19.7)
Share repurchases and buy-backs	11	(46.4)	(9.5)	(105.3)
Net increase/(decrease) in borrowings	11	19.8	(426.3)	810.4
Financing and share issue costs		(3.5)	(18.8)	(19.4)
Equity dividends paid	8	(200.4)	(189.8)	(161.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(66.7)	(63.0)	(63.5)
Net cash outflow from financing activities		(269.6)	(729.7)	451.3
Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)	135.5
Translation differences		82.2	(98.7)	120.3
Cash and cash equivalents at beginning of year		946.0	1,318.1	1,062.3
Cash and cash equivalents at end of year	11	1,709.8	946.0	1,318.1

Reconciliation of net cash flow to movement in net debt:
Net increase/(decrease) in cash and cash equivalents		681.6	(273.4)	135.5
Cash (inflow)/outflow from (increase)/decrease in debt financing		(16.3)	445.1	(796.6)
Debt acquired		–	–	(577.8)
Other movements		(17.7)	35.1	(94.5)
Translation difference		104.4	220.4	(448.5)
Movement of net debt in the year		752.0	427.2	(1,781.9)
Net debt at beginning of year		(2,640.4)	(3,067.6)	(1,285.7)
Net debt at end of year	10	(1,888.4)	(2,640.4)	(3,067.6)

Note

The accompanying notes form an integral part of this consolidated cash flow statement.

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Consolidated balance sheet

At 31 December 2010		2010	2009
	Notes	£m	£m
Non-current assets
Intangible assets:
Goodwill	12	9,106.3	8,697.5
Other	12	1,904.5	2,000.7
Property, plant and equipment	13	708.4	680.5
Interests in associates	14	792.1	729.3
Other investments	14	173.7	294.6
Deferred tax assets	15	79.1	67.5
Trade and other receivables	17	323.5	286.1
		13,087.6	12,756.2
Current assets
Inventory and work in progress	16	366.0	306.7
Corporate income tax recoverable		82.9	73.0
Trade and other receivables	17	8,843.4	7,548.9
Cash and short-term deposits		1,965.2	1,666.7
		11,257.5	9,595.3
Current liabilities
Trade and other payables	18	(11,703.6)	(9,774.0)
Corporate income tax payable		(115.8)	(71.6)
Bank overdrafts and loans	20	(255.4)	(720.7)
		(12,074.8)	(10,566.3)
Net current liabilities		(817.3)	(971.0)
Total assets less current liabilities		12,270.3	11,785.2
Non-current liabilities
Bonds and bank loans	20	(3,598.2)	(3,586.4)
Trade and other payables	19	(388.6)	(423.3)
Corporate income tax liability		(481.8)	(485.5)
Deferred tax liabilities	15	(750.7)	(809.6)
Provision for post-employment benefits	23	(241.5)	(251.8)
Provisions for liabilities and charges	21	(161.6)	(152.9)
		(5,622.4)	(5,709.5)
Net assets		6,647.9	6,075.7
Equity
Called-up share capital	26	126.4	125.6
Share premium account		54.5	12.6
Shares to be issued		3.1	5.5
Merger reserve		(5,136.8)	(5,138.0)
Other reserves	27	1,182.8	1,093.1
Own shares		(144.8)	(154.0)
Retained earnings		10,361.4	9,949.2
Equity share owners’ funds		6,446.6	5,894.0
Non-controlling interests		201.3	181.7
Total equity		6,647.9	6,075.7

Note

The accompanying notes form an integral part of this consolidated balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 18 April 2011.

Signed on behalf of the Board:

Sir Martin Sorrell	Paul Richardson
Group chief executive	Group finance director

WPP ANNUAL REPORT 2010      159

Our 2010 financial statements

Consolidated statement of changes in equity

For the year ended 31 December 2010								Total
	Called-up share capital £m	Share premium account £m	Shares to be issued £m	Merger reserve £m	Other reserves[1] £m	Own Shares £m	Retained earnings £m	equity share owners’ funds £m	Non- controlling interests £m	Total £m
Balance at 1 January 2009	125.5	8.6	8.7	(5,138.8)	1,250.5	(189.8)	9,697.5	5,762.2	197.6	5,959.8
Ordinary shares issued	0.1	4.0	(1.7)	0.8	–	–	0.3	3.5	–	3.5
Exchange adjustments on foreign currency net investments	–	–	–	–	(142.2)	–	–	(142.2)	(13.4)	(155.6)
Net profit for the year	–	–	–	–	–	–	437.7	437.7	69.2	506.9
Dividends paid	–	–	–	–	–	–	(189.8)	(189.8)	(63.0)	(252.8)
Transfer from goodwill	–	–	(1.5)	–	–	–	–	(1.5)	–	(1.5)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	54.9	54.9	–	54.9
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	45.3	(45.3)	–	–	–
Treasury shares additions	–	–	–	–	–	(9.5)	–	(9.5)	–	(9.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(7.2)	(7.2)	–	(7.2)
Deferred tax on defined benefit plans	–	–	–	–	–	–	(4.4)	(4.4)	–	(4.4)
Loss on revaluation of available for sale investments	–	–	–	–	(13.5)	–	–	(13.5)	–	(13.5)
Equity component of convertible bonds (net of deferred tax)	–	–	–	–	34.7	–	–	34.7	–	34.7
Recognition/remeasurement of financial instruments	–	–	–	–	(36.4)	–	5.5	(30.9)	–	(30.9)
Acquisition of subsidiaries	–	–	–	–	–	–	–	–	(8.7)	(8.7)
Balance at 31 December 2009	125.6	12.6	5.5	(5,138.0)	1,093.1	(154.0)	9,949.2	5,894.0	181.7	6,075.7
Ordinary shares issued	0.8	41.9	(2.4)	1.2	–	–	0.9	42.4	–	42.4
Exchange adjustments on foreign currency net investments	–	–	–	–	146.6	–	–	146.6	9.7	156.3
Net profit for the year	–	–	–	–	–	–	586.0	586.0	75.0	661.0
Dividends paid	–	–	–	–	–	–	(200.4)	(200.4)	(66.7)	(267.1)
Non-cash share-based incentive plans (including stock options)	–	–	–	–	–	–	70.4	70.4	–	70.4
Tax adjustment on share-based payments	–	–	–	–	–	–	21.1	21.1	–	21.1
Net movement in own shares held by ESOP Trusts	–	–	–	–	–	9.2	(55.6)	(46.4)	–	(46.4)
Actuarial loss on defined benefit plans	–	–	–	–	–	–	(0.4)	(0.4)	–	(0.4)
Deferred tax on defined benefit plans	–	–	–	–	–	–	0.2	0.2	–	0.2
Loss on revaluation of available for sale investments	–	–	–	–	(59.8)	–	–	(59.8)	–	(59.8)
Recognition/remeasurement of financial instruments	–	–	–	–	2.9	–	0.9	3.8	–	3.8
Acquisition of subsidiaries	–	–	–	–	–	–	(10.9)	(10.9)	1.6	(9.3)
Balance at 31 December 2010	126.4	54.5	3.1	(5,136.8)	1,182.8	(144.8)	10,361.4	6,446.6	201.3	6,647.9

Notes

The accompanying notes form an integral part of this consolidated statement of changes in equity.

1 Other reserves are analysed in note 27.

Total comprehensive income relating to the year ended 31 December 2010 was £757.3 million (2009: £326.2 million).

160      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

For the year ended 31 December 2010

1. General information

WPP plc is a company incorporated in Jersey. The address of the registered office is 22 Grenville Street, St Helier, Jersey, JE4 8PX and the address of the principal executive office is 6 Ely Place, Dublin 2, Ireland. The nature of the Group’s operations and its principal activities are set out in note 2. These consolidated financial statements are presented in pounds sterling.

2. Segment information

The Group is a leading worldwide communications services organisation offering national and multinational clients a comprehensive range of communications services.

The Group is organised into four reportable segments – Advertising and Media Investment Management; Consumer Insight; Public Relations & Public Affairs; and Branding & Identity, Healthcare and Specialist Communications. This last reportable segment includes WPP Digital and direct, digital, promotional and relationship marketing.

IFRS 8 Operating Segments requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in the Group’s financial statements. In assessing the Group’s reportable segments, the directors have had regard to the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, amongst other factors.

Operating sectors

Reported contributions were as follows:

	Revenue[1] 2010 £m	Headline PBIT[3] 2010 £m	Headline PBIT margin 2010%	Revenue[1,2] 2009 £m	Headline PBIT[2,3] 2009 £m	Headline PBIT margin[2] 2009%	Revenue[1,2] 2008 £m	Headline PBIT[2,3] 2008 £m	Headline PBIT margin[2] 2008%
Advertising and Media Investment Management	3,733.3	573.0	15.3	3,420.5	472.8	13.8	3,380.2	581.3	17.2
Consumer Insight	2,430.2	234.8	9.7	2,297.1	196.9	8.6	1,301.8	147.6	11.3
Public Relations & Public Affairs	844.5	133.1	15.8	795.7	122.1	15.3	752.3	124.9	16.6
Branding & Identity, Healthcare and Specialist Communications	2,323.0	287.8	12.4	2,171.0	225.4	10.4	2,042.6	264.4	12.9
	9,331.0	1,228.7	13.2	8,684.3	1,017.2	11.7	7,476.9	1,118.2	15.0

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]

2009 and 2008 comparatives have been restated to reflect the transfer of certain revenues of RMG from Branding & Identity, Healthcare and Specialist Communications to Advertising and Media Investment Management. Headline PBIT comparatives have not been restated as the impact was insignificant.

[3]

A reconciliation from reported profit before interest and taxation to headline PBIT is provided in note 31. Reported profit before interest and taxation is reconciled to reported profit before taxation in the consolidated income statement.

Other information	Share-based payments £m	Capital additions[1] £m	Depreciation and amortisation[2] £m	Goodwill impairment & write-downs £m	Share of results of associates £m	Interest in associates £m
2010
Advertising and Media Investment Management	36.8	95.6	94.2	0.3	26.2	487.3
Consumer Insight	13.7	58.9	49.8	–	15.1	122.6
Public Relations & Public Affairs	3.3	12.9	14.1	2.0	4.1	58.7
Branding & Identity, Healthcare and Specialist Communications	16.6	50.1	52.2	7.7	9.8	123.5
	70.4	217.5	210.3	10.0	55.2	792.1
2009
Advertising and Media Investment Management	23.1	166.5	99.7	33.3	30.7	445.9
Consumer Insight	11.5	51.6	53.5	–	16.9	114.5
Public Relations & Public Affairs	4.4	19.2	15.2	–	2.7	60.3
Branding & Identity, Healthcare and Specialist Communications	15.9	43.8	57.4	11.0	6.7	108.6
	54.9	281.1	225.8	44.3	57.0	729.3
2008
Advertising and Media Investment Management	33.3	93.3	86.2	9.1	32.7	474.9
Consumer Insight	7.5	50.9	23.0	3.0	5.4	96.7
Public Relations & Public Affairs	4.3	13.3	13.6	–	4.1	59.6
Branding & Identity, Healthcare and Specialist Communications	17.2	63.1	50.2	73.5	3.8	83.1
	62.3	220.6	173.0	85.6	46.0	714.3

Notes

[1]	Capital additions include purchases of property, plant and equipment and other intangible assets (including capitalised computer software).
[2]	Depreciation of property, plant and equipment and amortisation of other intangible assets.

WPP ANNUAL REPORT 2010      161

Our 2010 financial statements

Notes to the consolidated financial statements

	Assets			Liabilities
Balance sheet	Segment assets £m	Unallocated corporate assets[1] £m	Consolidated total assets £m	Segment liabilities £m	Unallocated corporate liabilities[1] £m	Consolidated total liabilities £m
2010
Advertising and Media Investment Management	11,795.7			(9,553.6)
Consumer Insight	3,691.2			(1,143.9)
Public Relations & Public Affairs	1,699.6			(388.4)
Branding & Identity, Healthcare and Specialist Communications	5,031.4			(1,409.4)
	22,217.9	2,127.2	24,345.1	(12,495.3)	(5,201.9)	(17,697.2)
2009
Advertising and Media Investment Management	10,539.1			(8,036.9)
Consumer Insight	3,714.6			(1,002.4)
Public Relations & Public Affairs	1,579.7			(324.9)
Branding & Identity, Healthcare and Specialist Communications	4,710.9			(1,237.8)
	20,544.3	1,807.2	22,351.5	(10,602.0)	(5,673.8)	(16,275.8)

Note

[1]	Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

Contributions by geographical area were as follows:

		2010 £m		2009 £m		2008 £m
Revenue[1]
North America[5]		3,299.8		3,010.0		2,603.2
UK		1,087.6		1,029.0		954.2
Western Continental Europe[4]		2,325.3		2,327.8		1,879.1
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe		2,618.3		2,317.5		2,040.4
		9,331.0		8,684.3		7,476.9

	Margin		Margin		Margin
Headline PBIT[2]
North America[5]	14.7%	484.6	13.2%	397.9	16.8%	438.3
UK	13.6%	147.9	12.8%	131.5	13.0%	124.1
Western Continental Europe[4]	9.5%	221.6	8.3%	193.4	13.1%	247.0
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe	14.3%	374.6	12.7%	294.4	15.1%	308.8
	13.2%	1,228.7	11.7%	1,017.2	15.0%	1,118.2

Non-current assets[3]
North America[5]		4,742.7		4,420.1
UK		1,693.3		1,688.3
Western Continental Europe[4]		3,728.6		4,012.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe		2,649.2		2,379.6
		12,813.8		12,500.6

Notes

[1]	Intersegment sales have not been separately disclosed as they are not material.
[2]	Headline PBIT is defined in note 31.
[3]	Non-current assets excluding financial instruments and deferred tax.
[4]

Western Continental Europe includes Ireland with revenue of £37.4 million (2009: £43.4 million, 2008: £41.3 million), headline PBIT of £2.0 million (2009: £3.9 million, 2008: £8.0 million) and non-current assets of £65.0 million (2009: £61.6 million).

[5]

North America includes the US with revenues of £3,097.9 million (2009: £2,835.8 million, 2008: £2,444.7 million), headline PBIT of £448.7 million (2009: £370.9 million, 2008: £411.0 million) and non-current assets of £4,209.7 million (2009: £4,010.9 million).

3. Operating costs

	2010 £m	2009 £m	2008 £m
Total staff costs (note 5)	5,438.7	5,117.0	4,351.8
Establishment costs	659.2	691.6	521.3
Other operating costs (net)	1,489.6	1,410.4	1,260.3
Total operating costs	7,587.5	7,219.0	6,133.4
Operating costs include:
Goodwill impairment (note 12)	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Amortisation and impairment of acquired intangible assets (note 12)	170.5	172.6	78.4
Amortisation of other intangible assets (note 12)	25.4	30.5	23.4
Depreciation of property, plant and equipment	178.3	189.9	145.4
Losses on sale of property, plant and equipment	0.7	0.4	1.9
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Net foreign exchange losses/(gains)	8.0	6.4	(18.3)
Operating lease rentals:
Land and buildings	449.9	461.5	350.0
Sublease income	(32.8)	(27.0)	(24.8)
	417.1	434.5	325.2
Plant and machinery	24.8	28.0	26.5
	441.9	462.5	351.7

In 2010, operating profit includes credits totalling £16.5 million (2009: £19.4 million, 2008: £23.7 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2009. Further details of the Group’s approach to acquisition reserves, as required by IFRS 3 (revised) Business Combinations, are given in note 28.

Investment write-downs of £37.5 million (2009: £11.1 million) relate to certain non-core minority investments in the US and Continental Europe where forecast financial performance and/or liquidity issues indicate a permanent decline in the recoverability of the Group’s investment.

All of the operating costs of the Group are related to administrative expenses.

162 WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Auditors’ remuneration:

	2010 £m	2009 £m	2008 £m
Fees payable to the Company’s auditors for the audit of the Company’s annual accounts	1.4	1.5	1.7
The audit of the Company’s subsidiaries pursuant to legislation	14.8	15.0	13.3
	16.2	16.5	15.0
Other services pursuant to legislation	3.1	3.2	3.8
Fees payable to the auditors pursuant to legislation	19.3	19.7	18.8
Tax advisory services	2.7	2.6	2.2
Tax compliance services	1.2	1.5	0.9
	3.9	4.1	3.1
Corporate finance services	0.2	0.2	1.5
Other services[1]	5.1	4.8	4.4
Total non-audit fees	9.2	9.1	9.0
Total fees	28.5	28.8	27.8

Note

[1]	Other services include audits for earnout purposes and services for expatriate employees.

Minimum committed annual rentals

Amounts payable in 2011 under the foregoing leases will be as follows:

	Plant and machinery			Land and buildings
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
In respect of operating leases which expire:
– within one year	4.8	4.1	6.6	32.7	43.1	63.4
– within two to five years	14.8	14.6	14.2	163.4	145.2	168.3
– after five years	0.2	1.1	0.3	159.7	143.7	107.5
	19.8	19.8	21.1	355.8	332.0	339.2

Future minimum annual amounts payable under all lease commitments in existence at 31 December 2010 are as follows:

	Minimum rental payments £m	Less sub-let rentals £m	Net payment £m
Year ending 31 December
2011	375.6	(21.0)	354.6
2012	311.4	(17.9)	293.5
2013	278.1	(10.0)	268.1
2014	222.7	(2.9)	219.8
2015	204.9	(2.3)	202.6
Later years	936.0	(2.0)	934.0
	2,328.7	(56.1)	2,272.6

4. Share of results of associates

Share of results of associates include:

	2010 £m	2009 £m	2008 £m
Share of profit before interest and taxation	86.0	86.3	71.5
Share of exceptional losses	(0.3)	(1.6)	(0.5)
Share of interest and non-controlling interests	(2.7)	(0.7)	0.5
Share of taxation	(27.8)	(27.0)	(25.5)
	55.2	57.0	46.0

5. Our people

Our staff numbers averaged 101,387 against 105,318 in 2009 and 97,438 in 2008, including acquisitions. Their geographical distribution was as follows:

	2010	2009	2008
North America	25,546	25,004	24,493
UK	9,620	9,704	8,971
Western Continental Europe	21,154	22,230	19,448
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	45,067	48,380	44,526
	101,387	105,318	97,438

Their operating sector distribution was as follows:
	2010	2009	2008
Advertising and Media Investment Management	42,424	42,906	45,754
Consumer Insight	28,167	28,325	14,934
Public Relations & Public Affairs	7,364	7,325	7,682
Branding & Identity, Healthcare and Specialist Communications	23,432	26,762	29,068
	101,387	105,318	97,438

At the end of 2010 staff numbers were 104,052 (2009: 98,759, 2008: 112,262). Including all employees of associated undertakings, this figure was approximately 146,000 at 31 December 2010 (2009: 138,000, 2008: 135,000).

Total staff costs were made up as follows:

	2010 £m	2009 £m	2008 £m
Wages and salaries	3,696.8	3,614.1	3,044.6
Cash-based incentive plans	271.9	122.9	151.4
Share-based incentive plans (note 22)	70.4	54.9	62.3
Social security costs	450.1	442.5	346.4
Pension costs (note 23)	120.6	116.4	98.3
Other staff costs	828.9	766.2	648.8
	5,438.7	5,117.0	4,351.8
Staff cost to revenue ratio	58.3%	58.9%	58.2%

Included above are charges of £7.7 million (2009: £6.1 million, 2008: £5.1 million) for share-based incentive plans in respect of key management personnel (who comprise the directors of the Group). Further details of compensation for key management personnel is disclosed on pages 142 to 147.

6. Finance income, finance costs and revaluation of financial instruments

Finance income includes:

	2010 £m	2009 £m	2008 £m
Expected return on pension plan assets (note 23)	30.6	28.7	31.3
Income from available for sale investments	9.3	10.2	9.7
Interest income	41.8	111.5	128.6
	81.7	150.4	169.6

Finance costs include:
	2010 £m	2009 £m	2008 £m
Interest on pension plan liabilities (note 23)	45.9	46.1	38.9
Interest on other long-term employee benefits	1.9	1.3	1.6
Interest payable and similar charges[1]	229.0	308.0	278.9
	276.8	355.4	319.4

Revaluation of financial instruments[2] include:
	2010 £m	2009 £m	2008 £m
Movements in fair value of treasury instruments	21.8	8.4	(13.9)
Revaluation of put options over non-controlling interests	(3.6)	15.3	(11.5)
Gains on termination of hedge accounting on repayment of TNS debt	–	25.2	–
	18.2	48.9	(25.4)

Notes

[1]	Interest payable and similar charges are payable on bank overdrafts, bonds and bank loans held at amortised cost.
[2]	Financial instruments are held at fair value through profit and loss.

The majority of the Group’s long-term debt is represented by $1,250 million of US dollar bonds at an average interest rate of 6.9% (prior to any interest rate swaps or cross-currency swaps), €1,850 million of Eurobonds at an average interest rate of 5.52% (prior to any interest rate or currency swaps) and £1,050 million of sterling bonds including convertible bonds at an average interest rate of 5.96%.

Average borrowings under the Revolving Credit Facilities (note 10) amounted to the equivalent of $818 million at an average interest rate of 0.85% inclusive of margin.

WPP ANNUAL REPORT 2010 163

Our 2010 financial statements

Notes to the consolidated financial statements

7. Taxation

The tax charge is based on the profit for the year and comprises:

	2010 £m	2009 £m	2008 £m
Corporation tax
Current year	276.2	209.8	217.7
Prior years	(1.0)	(1.7)	7.0
	275.2	208.1	224.7
Deferred tax
Current year	(21.4)	(16.1)	(8.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)	(12.4)
	(58.9)	(53.4)	(20.8)
Prior years	(26.0)	1.0	29.0
	(84.9)	(52.4)	8.2
Tax charge	190.3	155.7	232.9

The tax charge for the year can be reconciled to profit before taxation in the consolidated income statement as follows:

	2010 £m	2009 £m	2008 £m
Profit before taxation	851.3	662.6	746.8
Tax at the corporation tax rate of 25%[3]
(2009: 25%[3], 2008: UK 28.5%)	212.8	165.7	212.8
Tax effect of share of results of associates	(13.8)	(14.3)	(13.4)
Tax effect of items that are not taxable	(7.8)	(63.7)	(11.7)
Tax effect of utilisation or recognition of tax losses not previously recognised	(47.5)	(10.1)	(6.5)
Effect of different tax rates of subsidiaries operating in other jurisdictions	15.4	23.7	3.5
Losses carried forward and temporary differences not recognised	58.2	55.1	12.2
Prior period adjustments	(27.0)	(0.7)	36.0
Tax charge	190.3	155.7	232.9
Effective tax rate on profit before tax	22.4%	23.5%	31.2%
Effective tax rate on headline PBT[1,2]	22.0%	23.8%	25.3%

Notes

[1]	Headline PBT and the effective tax rate on headline PBT are defined in note 31.
[2]	Excluding the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.
[3]

In November 2008, WPP introduced a new holding company that is tax resident in the Republic of Ireland. As a result, the tax reconciliation for the years ended 31 December 2010 and 31 December 2009 have been prepared using the Irish non-trading corporation tax rate of 25%, which is the rate applicable to WPP plc. In 2008 the reconciliation was prepared using the prevailing UK corporation tax rate of 28.5%.

8. Ordinary dividends

Amounts recognised as distributions to equity holders in the year:

	2010		2009		2008		2010	2009	2008
Per share	Pence per share						£m	£m	£m
2009 Second interim dividend paid	10.28p		10.28p		9.13p		126.6	126.1	103.1
2010 First interim dividend paid	5.97p		5.19p		5.19p		73.8	63.7	58.7
	16.25p		15.47p		14.32p		200.4	189.8	161.8

	2010		2009		2008		2010	2009	2008
Per ADR[1]	Cents per ADR						$m	$m	$m
2009 Second interim dividend paid	80.5	¢	95.2	¢	91.4	¢	198.3	233.6	206.4
2010 First interim dividend paid	46.2	¢	40.7	¢	48.1	¢	114.1	99.8	108.7
	126.7	¢	135.9	¢	139.5	¢	312.4	333.4	315.1

Second interim dividend for the year ended 31 December 2010:

	2010		2009		2008
Per share	Pence per share
2010 Second interim dividend	11.82p		10.28p		10.28p

	2010		2009		2008
Per ADR[1]	Cents per ADR
2010 Second interim dividend	91.37	¢	80.53	¢	95.24	¢

Note

[1]

These figures have been translated for convenience purposes only, using the approximate average rate for the year shown on page 156. This conversion should not be construed as a representation that the pound sterling amounts actually represent, or could be converted into, US dollars at the rates indicated.

The payment of dividends will not have any tax consequences for the Group.

9. Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	2010	2009	2008
Reported earnings[1] (£m)	586.0	437.7	439.1
Headline earnings (£m) (note 31)	730.8	550.0	648.3
Average shares used in Basic EPS calculation (m)	1,233.1	1,218.7	1,143.4
Reported EPS	47.5p	35.9p	38.4p
Headline EPS	59.3p	45.1p	56.7p

Note

[1]	Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is set out below:

	2010	2009	2008
Diluted reported earnings (£m)	614.3	437.7	439.9
Diluted headline earnings (£m)	759.0	550.0	649.1
Average shares used in diluted EPS calculation (m)	1,339.0	1,238.2	1,169.6
Diluted reported EPS	45.9p	35.3p	37.6p
Diluted headline EPS	56.7p	44.4p	55.5p

Diluted EPS has been calculated based on the diluted reported and diluted headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due May 2014. For the year ended 31 December 2010 these convertible bonds were dilutive and earnings were consequently increased by £28.3 million for the purpose of the calculation of diluted earnings. For the year ended 31 December 2009 these convertible bonds were accretive to earnings and therefore excluded from this calculation. For the year ended 31 December 2008 the $150 million 5% Grey convertible bonds were dilutive and earnings were consequently increased by £0.8 million for the purpose of this calculation; these bonds were redeemed on 28 October 2008. In addition, at 31 December 2010, options to purchase 11.6 million ordinary shares (2009: 33.2 million, 2008: 28.0 million) were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the Group’s shares and, therefore, their inclusion would have been accretive.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	2010 m	2009 m	2008 m
Average shares used in basic EPS calculation	1,233.1	1,218.7	1,143.4
Dilutive share options outstanding	6.7	2.1	2.9
Other potentially issuable shares	22.7	17.4	16.0
£450 million 5.75% convertible bonds	76.5	–	–
$150 million Grey convertible bonds	–	–	7.3
Shares used in diluted EPS calculation	1,339.0	1,238.2	1,169.6

At 31 December 2010 there were 1,264,391,221 ordinary shares in issue.

10. Sources of finance

The following table summarises the equity and debt financing of the Group, and changes during the year:

	Shares		Debt
	2010 £m	2009 £m	2010 £m	2009 £m
Analysis of changes in financing
Beginning of year	138.2	134.1	3,586.4	4,385.7
Other ordinary shares issued	42.7	4.1	–	–
Net increase/(decrease) in drawings on bank loans, corporate bonds and convertible bonds	–	–	19.8	(426.3)
Net amortisation of financing costs included in net debt	–	–	13.6	(32.8)
Other movements	–	–	0.5	(21.1)
Exchange adjustments	–	–	(22.1)	(319.1)
End of year	180.9	138.2	3,598.2	3,586.4

Note

The above table excludes bank overdrafts which fall within cash and cash equivalents for the purposes of the consolidated cash flow statement.

164      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Shares

At 31 December 2010, the Company’s share base was entirely composed of ordinary equity share capital and share premium of £180.9 million (2009: £138.2 million), further details of which are disclosed in note 26.

Debt

US$ bonds The Group has in issue $600 million of 8% bonds due September 2014 and $650 million of 5.875% bonds due June 2014.

Eurobonds The Group has in issue €600 million of 4.375% bonds due December 2013, €500 million of 5.25% bonds due January 2015 and €750 million of 6.625% bonds due May 2016.

Sterling bonds The Group has in issue £400 million of 6% bonds due April 2017 and £200 million of 6.375% bonds due November 2020.

Revolving Credit Facilities The Group has a $1.6 billion seven-year Revolving Credit Facility due August 2012 and a £200 million amortising Revolving Credit Facility maturing in July 2011. The Group’s borrowing under these facilities, which are drawn down predominantly in US dollars, euros, Canadian dollars and pounds sterling, averaged the equivalent of $818 million in 2010. The Group had available undrawn committed credit facilities of £1,145 million at December 2010 (2009: £1,335 million).

Borrowings under the Revolving Credit Facilities are governed by certain financial covenants based on the results and financial position of the Group.

US Commercial Paper Program

The Group has a $1.4 billion US Commercial Paper Program using the $1.6 billion Revolving Credit Facility as a backstop. There was no US Commercial Paper outstanding at 31 December 2010.

Convertible bonds

The Group has in issue £450 million of 5.75% convertible bonds due May 2014. At the option of the holder, the bonds are convertible into 76,530,612 WPP ordinary shares at an initial share price of £5.88 per share.

The convertible bonds have a nominal value of £450 million at 31 December 2010. In accordance with IAS 39, these bonds have been split between a liability component and an equity component by initially valuing the liability component at fair value based on the present value of future cash flows and then holding it at amortised cost. This fair value has been calculated assuming redemption in May 2014 and using a discount rate of 8.25%, based on the estimated rate of interest that would have applied to a comparable bond issued at that time without the convertible option. The equity component represents the fair value, on initial recognition, of the embedded option to convert the liability into equity of the Group.

The liability element is £413.2 million and the equity component is £44.5 million as at 31 December 2010.

The Group estimates that the fair value of the liability component of the convertible bonds at 31 December 2010 to be approximately £433.2 million. This fair value has been calculated by discounting the future cash flows at the market rate.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the fair value and carrying value:

	2010 £m	2009 £m
Within one year	(209.4)	(210.0)
Between one and two years	(308.7)	(210.0)
Between two and three years	(721.1)	(228.1)
Between three and four years	(1,416.3)	(797.7)
Between four and five years	(509.8)	(1,396.6)
Over five years	(1,355.4)	(1,928.4)
Debt financing under the Revolving Credit Facility and in relation to unsecured loan notes	(4,520.7)	(4,770.8)
Short-term overdrafts – within one year	(255.4)	(720.7)
Future anticipated cash flows	(4,776.1)	(5,491.5)
Effect of discounting/financing rates	922.5	1,184.4
Debt financing	(3,853.6)	(4,307.1)
Cash and short-term deposits	1,965.2	1,666.7
Net debt	(1,888.4)	(2,640.4)

Analysis of fixed and floating rate debt by currency including the effect of interest rate and cross-currency swaps:

2010 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,338.0	6.54%	n/a	44
	– floating	283.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	83
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	728.7	6.50%	n/a	63
	– floating	363.1	n/a	EURIBOR	n/a
¥	– fixed	71.1	2.07%	n/a	36
$C2	– floating	81.1	n/a	LIBOR	n/a
Other		(16.8)	n/a	n/a	n/a
		3,598.2

2009 Currency		£m	Fixed rate[1]	Floating basis	Period (months)[1]
$	– fixed	1,106.1	6.54%	n/a	56
	– floating	459.0	n/a	LIBOR	n/a
£	– fixed	550.0	6.07%	n/a	95
	– floating	200.0	n/a	LIBOR	n/a
€	– fixed	754.3	6.50%	n/a	75
	– floating	375.9	n/a	EURIBOR	n/a
¥	– fixed	59.8	2.07%	n/a	48
$C2	– floating	56.2	n/a	LIBOR	n/a
Other		25.1	n/a	LIBOR	n/a
		3,586.4

Notes

[1]

Weighted average. These rates do not include the effect of gains on interest rate swap terminations that are written to income over the life of the original instrument. At 31 December 2010 the amount still to be written to income was £1.7 million (2009: £2.2 million) in respect of US dollar swap terminations, to be written to income evenly until June 2014.

[2]	Represents Canadian dollars.

The following table is an analysis of future anticipated cash flows in relation to the Group’s financial derivatives, which include interest rate swaps, cash flow hedges and other foreign exchange swaps:

2010	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	74.1	46.3	160.0	205.4
Between one and two years	36.6	29.2	85.7	123.5
Between two and three years	335.2	241.1	758.8	847.0
Between three and four years	368.7	291.0	804.8	877.8
Between four and five years	480.6	355.8	556.5	656.4
Over five years	27.1	27.1	457.3	488.4
	1,322.3	990.5	2,823.1	3,198.5

2009	Financial liabilities		Financial assets
	Payable £m	Receivable £m	Payable £m	Receivable £m
Within one year	284.5	272.8	170.5	218.7
Between one and two years	38.1	31.8	78.4	111.7
Between two and three years	45.4	39.0	107.5	128.9
Between three and four years	325.9	249.7	796.3	881.8
Between four and five years	336.7	242.4	841.0	909.3
Over five years	489.3	384.4	803.8	925.5
	1,519.9	1,220.1	2,797.5	3,175.9

Included in these amounts are anticipated cash flows in relation to cash flow hedges.

WPP ANNUAL REPORT 2010      165

Our 2010 financial statements

Notes to the consolidated financial statements

11. Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 158.

Net cash from operating activities:

	2010 £m	2009 £m	2008 £m
Profit for the year	661.0	506.9	513.9
Taxation	190.3	155.7	232.9
Revaluation of financial instruments	(18.2)	(48.9)	25.4
Finance costs	276.8	355.4	319.4
Finance income	(81.7)	(150.4)	(169.6)
Share of results of associates	(55.2)	(57.0)	(46.0)
Operating profit	973.0	761.7	876.0
Adjustments for:
Non-cash share-based incentive plans
(including share options)	70.4	54.9	62.3
Depreciation of property, plant and equipment	184.9	195.3	149.6
Impairment of goodwill	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Amortisation of other intangible assets	25.4	30.5	23.4
Investment write-downs	37.5	11.1	30.5
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(13.7)	–	–
Losses on sale of property, plant and equipment	0.7	0.4	1.9
Operating cash flow before movements in working capital and provisions	1,454.6	1,239.7	1,304.3
(Increase)/decrease in inventories and work in progress	(46.3)	12.4	65.6
(Increase)/decrease in receivables	(850.8)	(90.0)	492.6
Increase/(decrease) in payables – short term	1,135.7	(51.3)	(628.9)
Increase/(decrease) in payables – long term	10.3	25.5	(23.1)
(Decrease)/increase in provisions	(23.4)	1.3	(15.5)
Cash generated by operations	1,680.1	1,137.6	1,195.0
Corporation and overseas tax paid	(207.4)	(216.6)	(182.5)
Interest and similar charges paid	(219.7)	(248.7)	(269.2)
Interest received	50.7	99.6	133.0
Investment income	4.2	1.4	1.8
Dividends from associates	53.3	45.5	44.6
Net cash inflow from operating activities	1,361.2	818.8	922.7

Acquisitions and disposals:
	2010 £m	2009 £m	2008 £m
Initial cash consideration	(138.6)	(35.4)	(872.2)
Cash and cash equivalents acquired (net)	57.0	1.3	(6.1)
Earnout payments	(113.3)	(81.5)	(67.8)
Loan note redemptions	(5.1)	–	(2.6)
Purchase of other investments (including associates)	(23.8)	(53.3)	(91.7)
Proceeds on disposal of investments	23.7	50.5	11.0
Acquisitions and disposals	(200.1)	(118.4)	(1,029.4)
Cash consideration for non-controlling interests	(15.1)	(26.4)	(19.7)
Net cash outflow	(215.2)	(144.8)	(1,049.1)

Share repurchases and buy-backs:
	2010 £m	2009 £m	2008 £m
Purchase of own shares by ESOP Trust	(46.4)	–	–
Share cancellations (excluding brokerage fees)	–	–	(112.2)
Shares purchased into treasury	–	(9.5)	–
Proceeds on disposal of treasury shares	–	–	6.9
Net cash outflow	(46.4)	(9.5)	(105.3)

Net increase/(decrease) in borrowings:
2010 £m	2009 £m	2008 £m

Increase/(decrease) in drawings on bank loans	19.8	(1,068.0)	1,273.3
Proceeds from issue of £450 million convertible bonds	–	450.0	–
Proceeds from issue of $600 million bonds	–	367.4	–
Repayment of TNS debt	–	(175.7)	(395.7)
Repayment of €650 million bonds	–	–	(515.1)
Repayment of $100 million bonds	–	–	(50.5)
Repayment of $150 million convertible debt	–	–	(96.2)
Proceeds from issue of €750 million bonds	–	–	594.6
Net cash inflow/(outflow)	19.8	(426.3)	810.4

Cash and cash equivalents:
	2010 £m	2009 £m	2008 £m
Cash at bank and in hand	1,877.1	1,570.5	2,485.9
Short-term bank deposits	88.1	96.2	86.6
Overdrafts[1]	(255.4)	(720.7)	(1,254.4)
Cash and cash equivalents at end of year	1,709.8	946.0	1,318.1

Note

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

The Group considers that the carrying amount of cash and cash equivalents approximates their fair value.

12. Intangible assets

Goodwill

The movements in 2010 and 2009 were as follows:

£m
Cost:
1 January 2009	9,640.6
Additions[1]	21.1
Exchange differences	(414.9)
31 December 2009	9,246.8
Additions[1]	246.3
Exchange differences	185.7
31 December 2010	9,678.8

Accumulated impairment losses and write-downs:
1 January 2009	547.4
Impairment losses for the year	21.6
Exchange differences	(19.7)
31 December 2009	549.3
Impairment losses for the year	8.3
Exchange differences	14.9
31 December 2010	572.5

Net book value:
31 December 2010	9,106.3
31 December 2009	8,697.5
1 January 2009	9,093.2

Note

[1]

Additions represent goodwill arising on the acquisition of subsidiary undertakings including the effect of any revisions to fair value adjustments that had been determined provisionally at the immediately preceding balance sheet date, as permitted by IFRS 3 (revised) Business Combinations. The effect of such revisions was not material in either year presented. Goodwill arising on the acquisition of associate undertakings is shown within interests in associates and joint ventures in note 14.

Cash-generating units with significant goodwill as at 31 December 2010 and 2009 are:

	2010 £m	2009 £m
GroupM	2,105.0	2,044.3
Kantar	1,740.0	1,738.6
Y&R Advertising	1,092.7	1,019.2
Wunderman	1,143.8	958.7
Burson-Marsteller	545.9	516.1
Other	2,478.9	2,420.6
Total goodwill	9,106.3	8,697.5

166      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Other goodwill represents goodwill on a large number of cash-generating units, none of which is individually significant in comparison to the total carrying value of goodwill.

Other intangible assets

The movements in 2010 and 2009 were as follows:

	Brands with an indefinite useful life £m	Acquired intan- gibles £m	Other £m	Total £m
Cost:
1 January 2009	1,073.2	1,377.6	203.6	2,654.4
Additions	–	–	33.5	33.5
Disposals	–	–	(8.1)	(8.1)
New acquisitions	–	6.6	–	6.6
Other movements	–	1.2	4.5	5.7
Exchange differences	(60.0)	(88.4)	(21.7)	(170.1)
31 December 2009	1,013.2	1,297.0	211.8	2,522.0
Additions	–	–	27.0	27.0
Disposals	–	–	(14.2)	(14.2)
New acquisitions	–	25.5	0.7	26.2
Other movements	–	1.1	4.0	5.1
Exchange differences	40.5	8.9	0.6	50.0
31 December 2010	1,053.7	1,332.5	229.9	2,616.1

Amortisation and impairment:
1 January 2009	–	221.7	136.9	358.6
Charge for the year	–	172.6	30.5	203.1
Disposals	–	–	(8.1)	(8.1)
Other movements	–	(2.0)	(3.1)	(5.1)
Exchange differences	–	(14.8)	(12.4)	(27.2)
31 December 2009	–	377.5	143.8	521.3
Charge for the year	–	170.5	25.4	195.9
Disposals	–	–	(14.0)	(14.0)
Other movements	–	(2.4)	2.3	(0.1)
Exchange differences	–	5.2	3.3	8.5
31 December 2010	–	550.8	160.8	711.6

Net book value:
31 December 2010	1,053.7	781.7	69.1	1,904.5
31 December 2009	1,013.2	919.5	68.0	2,000.7
1 January 2009	1,073.2	1,155.9	66.7	2,295.8

Brands with an indefinite life are carried at historical cost in accordance with the Group’s accounting policy for intangible assets. The carrying values of the separately identifiable brands are not individually significant in comparison with the total carrying value of brands with an indefinite useful life.

Acquired intangible assets at net book value at 31 December 2010 include brand names of £357.4 million (2009: £377.5 million), customer-related intangibles of £327.3 million (2009: £403.5 million), and other assets (including proprietary tools) of £97.0 million (2009: £138.5 million).

In accordance with the Group’s accounting policy, the carrying values of goodwill and intangible assets with indefinite useful lives are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The carrying values of brands with an indefinite useful life are assessed for impairment purposes by using the royalty and loyalty methods of valuation, both of which utilise the net present value of future cash flows associated with the brands.

The 2010 goodwill impairment review was initially undertaken as at 30 June 2010 and then updated as at 31 December 2010. The review assessed whether the carrying value of goodwill was supported by the net present value of future cash-flows, using a pre-tax discount rate of 9.58% (2009: 10.27%) and management forecasts for a projection period of up to five years, followed by an assumed annual long-term growth rate of 3.0% (2009: 3.0%) and no assumed improvement in operating margin. Management have made the judgement that this long-term growth rate does not exceed the long-term average growth rate for the industry.

Goodwill impairment charges of £10.0 million and £44.3 million were recorded in the years ended 31 December 2010 and 2009 respectively. The impairment charges relate to certain under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill.

Under IFRS, an impairment charge is required for both goodwill and other indefinite-lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Group’s financial condition and results of operations.

Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised and a reasonably possible change in assumptions would not lead to an impairment. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

13. Property, plant and equipment

The movements in 2010 and 2009 were as follows:

	Land £m	Freehold buildings £m	Lease- hold buildings £m	Fixtures, fittings and equip- ment £m	Com- puter equip- ment £m	Total £m
Cost:
1 January 2009	12.4	83.1	556.3	385.1	579.1	1,616.0
Additions	–	1.3	151.5	38.3	56.5	247.6
New acquisitions	–	–	0.3	0.8	1.5	2.6
Disposals	–	(0.9)	(28.1)	(31.2)	(63.2)	(123.4)
Exchange adjustments	–	(10.3)	(60.9)	(30.4)	(38.5)	(140.1)
31 December 2009	12.4	73.2	619.1	362.6	535.4	1,602.7
Additions	–	0.7	71.5	35.6	82.7	190.5
New acquisitions	–	–	2.1	2.6	4.4	9.1
Disposals	–	(0.5)	(43.0)	(37.0)	(60.7)	(141.2)
Exchange adjustments	–	–	23.0	12.2	19.3	54.5
31 December 2010	12.4	73.4	672.7	376.0	581.1	1,715.6

Depreciation:
1 January 2009	–	27.3	265.8	218.8	413.4	925.3
Charge for the year	–	2.4	60.1	46.0	86.8	195.3
Disposals	–	(0.3)	(26.6)	(28.8)	(58.8)	(114.5)
Exchange adjustments	–	(3.6)	(21.3)	(21.7)	(37.3)	(83.9)
31 December 2009	–	25.8	278.0	214.3	404.1	922.2
Charge for the year	–	2.7	58.2	42.9	81.1	184.9
Disposals	–	(0.5)	(37.6)	(35.9)	(58.7)	(132.7)
Exchange adjustments	–	–	13.1	7.0	12.7	32.8
31 December 2010	–	28.0	311.7	228.3	439.2	1,007.2

Net book value:
31 December 2010	12.4	45.4	361.0	147.7	141.9	708.4
31 December 2009	12.4	47.4	341.1	148.3	131.3	680.5
1 January 2009	12.4	55.8	290.5	166.3	165.7	690.7

At the end of the year, capital commitments contracted, but not provided for in respect of property, plant and equipment were £40.7 million (2009: £17.8 million).

WPP ANNUAL REPORT 2010      167

Our 2010 financial statements

Notes to the consolidated financial statements

14. Interests in associates, joint ventures and other investments

The movements in 2010 and 2009 were as follows:

	Net assets of associates and joint ventures £m	Goodwill and other intangibles of associates and joint ventures £m	Total associates and joint ventures £m	Other invest- ments £m
1 January 2009	340.4	373.9	714.3	310.9
Additions	17.9	–	17.9	52.4
Goodwill arising on acquisition of new associates	–	26.5	26.5	–
Share of results of associate undertakings (note 4)	57.0	–	57.0	–
Dividends and other movements	(56.1)	29.8	(26.3)	1.0
Exchange adjustments	(19.8)	(9.2)	(29.0)	(27.2)
Disposals	(0.7)	(0.2)	(0.9)	(17.9)
Reclassification to subsidiaries	(1.6)	(3.9)	(5.5)	–
Revaluation of other investments	–	–	–	(13.5)
Goodwill impairment	–	(22.7)	(22.7)	–
Amortisation of other intangible assets	–	(2.0)	(2.0)	–
Write-downs	–	–	–	(11.1)
31 December 2009	337.1	392.2	729.3	294.6
Additions	8.0	–	8.0	20.2
Goodwill arising on acquisition of new associates	–	5.6	5.6	–
Share of results of associate undertakings (note 4)	55.2	–	55.2	–
Dividends and other movements	(52.7)	(0.9)	(53.6)	–
Exchange adjustments	35.9	36.9	72.8	(24.0)
Disposals	–	–	–	(22.0)
Reclassification to subsidiaries	(8.5)	(10.4)	(18.9)	–
Revaluation of other investments	–	–	–	(59.8)
Goodwill impairment	–	(1.7)	(1.7)	–
Amortisation of other intangible assets	–	(2.4)	(2.4)	–
Write-downs	(2.2)	–	(2.2)	(35.3)
31 December 2010	372.8	419.3	792.1	173.7

The investments included above as ‘other investments’ represent investments in equity securities that present the Group with opportunity for return through dividend income and trading gains. They have no fixed maturity or coupon rate. The fair values of the listed securities are based on quoted market prices. For unlisted securities, where market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The carrying values of the Group’s associates and joint ventures are reviewed for impairment in accordance with the Group’s accounting policies.

The Group’s principal associates and joint ventures at 31 December 2010 included:

	%	Country of
	owned	incorporation
Asatsu-DK	24.3	Japan
CHI & Partners Limited	49.9	UK
Chime Communications PLC	15.0	UK
Dentsu, Young & Rubicam Inc.	49.0	Japan
GIIR, Inc	22.7	Korea
High Co S.A.	34.1	France
Ibope Latinoamericana SA	44.2	Brazil
Ooh! Media Group Limited	27.2	Australia
Scangroup Limited	27.5	Kenya
Singleton, Ogilvy & Mather (Holdings) Pty Limited	33.3	Australia
STW Communications Group Limited	20.6	Australia
The Grass Roots Group PLC	44.8	UK
The Jupiter Drawing Room Pty Limited	49.0	South Africa

The market value of the Group’s shares in its principal listed associate undertakings at 31 December 2010 was as follows: Asatsu-DK: £180.9 million, Chime Communications PLC: £22.6 million, High Co S.A.: £30.0 million, GIIR, Inc: £22.4 million, Scangroup Limited: £30.0 million, STW Communications Group Limited: £52.2 million and Ooh! Media Group Limited: £22.3 million (2009: Asatsu-DK: £125.6 million, Chime Communications PLC: £24.3 million, High Co S.A.: £23.8 million, GIIR, Inc.: £21.2 million, Scangroup Limited: £12.6 million, STW Communications Group Limited: £31.3 million and Ooh! Media Group Limited: £6.6 million).

The carrying value (including goodwill and other intangibles) of these equity interests in the Group’s consolidated balance sheet at 31 December 2010 was as follows: Asatsu-DK: £220.7 million, Chime Communications PLC: £23.0 million, High Co S.A.: £30.9 million, GIIR, Inc: £18.7 million, Scangroup Limited: £17.1 million, STW Communications Group Limited: £69.4 million and Ooh! Media Group Limited: £17.9 million (2009: Asatsu-DK: £189.9 million, Chime Communications PLC: £22.0 million, High Co S.A.: £29.9 million, GIIR, Inc: £14.3 million, Scangroup Limited: £12.8 million, STW Communications Group Limited: £57.6 million and Ooh! Media Group Limited: £14.4 million).

Where the market value of the Group’s listed associates is less than the carrying value, an impairment review is performed utilising the discounted cash flow methodology discussed in note 12.

The Group’s investments in its principal associate undertakings are represented by ordinary shares.

Summarised financial information

The following tables present a summary of the aggregate financial performance and net asset position of the Group’s associate undertakings and joint ventures. These have been estimated and converted, where appropriate, to an IFRS presentation based on information provided by the relevant companies at 31 December 2010.

	2010 £m	2009 £m	2008 £m
Income statement
Revenue	2,142.3	1,968.9	1,588.3
Operating profit	229.9	219.2	221.3
Profit before taxation	245.1	237.0	221.3
Profit for the year	179.1	166.0	147.6

		2010 £m	2009 £m
Balance sheet
Assets		4,355.7	3,929.4
Liabilities		(2,394.1)	(2,236.3)
Net assets		1,961.6	1,693.1

The application of equity accounting is ordinarily discontinued when the investment is reduced to zero and additional losses are not provided for unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

At the end of the year, capital commitments contracted, but not provided for in respect of interests in associates and other investments were £24.9 million (2009: £22.3 million).

15. Deferred tax

The Group’s deferred tax assets and liabilities are measured at the end of each period in accordance with IAS 12. The recognition of deferred tax assets is determined by reference to the Group’s estimate of recoverability, using models where appropriate to forecast future taxable profits.

Deferred tax assets are recognised in relation to an element of the Group’s defined benefit pension provisions and share based payment schemes. Assets have only been recognised for territories where the Group considers that it is probable there would be sufficient taxable profits for the future deductions to be utilised.

Based on available evidence, both positive and negative, we determine whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that we consider include:

– the future earnings potential determined through the use of internal forecasts;

– the cumulative losses in recent years;

– the various jurisdictions in which the potential deferred tax assets arise;

– the history of losses carried forward and other tax assets expiring;

– the timing of future reversal of taxable temporary differences;

– the expiry period associated with the deferred tax assets; and

– the nature of the income that can be used to realise the deferred tax asset.

If it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to that portion.

If market conditions improve and future results of operations exceed our current expectations, our existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, all or a portion of the deferred tax assets may need to be reversed.

168      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Certain deferred tax assets and liabilities have been offset as they relate to the same tax group. The following is the analysis of the deferred tax balances for financial reporting purposes:

	Gross £m	Offset £m	As reported £m
2010
Deferred tax assets	137.6	(58.5)	79.1
Deferred tax liabilities	(809.2)	58.5	(750.7)
	(671.6)	–	(671.6)
2009
Deferred tax assets	75.6	(8.1)	67.5
Deferred tax liabilities	(817.7)	8.1	(809.6)
	(742.1)	–	(742.1)

The following are the major gross deferred tax assets recognised by the Group and movements thereon in 2010 and 2009:

	Tax losses £m	Retirement benefit obligations £m	Deferred comp- ensation £m	US stock plans £m	Other short-term temporary differences £m	Total £m
1 January 2009	9.1	16.0	12.2	–	31.4	68.7
(Charge)/credit to income	(1.3)	–	(5.3)	–	17.9	11.3
Charge to equity	–	(4.4)	–	–	–	(4.4)
Exchange adjustments	0.4	0.8	0.4	–	(1.6)	–
31 December 2009	8.2	12.4	7.3	–	47.7	75.6
(Charge)/credit to income	(1.9)	0.5	(1.8)	30.6	18.0	45.4
Credit to equity	–	0.2	–	19.0	0.2	19.4
Exchange adjustments	–	–	–	–	3.3	3.3
Transfer to current tax	–	–	–	–	(6.1)	(6.1)
31 December 2010	6.3	13.1	5.5	49.6	63.1	137.6

Other short-term temporary differences comprise a number of items, none of which is individually significant to the Group’s consolidated balance sheet. At 31 December 2010 the balance related to temporary differences in relation to accounting provisions, tax credits, fixed assets, and tax deductible goodwill.

The Group incurred losses in certain jurisdictions in the current year. Deferred tax assets of £10.5 million have been recognised in these jurisdictions.

In addition the Group has recognised the following gross deferred tax liabilities and movements thereon in 2010 and 2009:

	Brands and other intangibles £m	Associate earnings £m	Goodwill £m	Other short-term temporary differences £m	Total £m
1 January 2009	811.2	21.1	81.9	6.0	920.2
New acquisitions	2.8	–	–	–	2.8
Prior year acquisitions[1]	1.6	–	(20.7)	(1.4)	(20.5)
(Credit)/charge to income	(55.9)	0.1	18.6	(3.9)	(41.1)
Charge to equity	–	–	–	9.8	9.8
Exchange adjustments	(47.8)	(1.0)	(5.0)	0.3	(53.5)
31 December 2009	711.9	20.2	74.8	10.8	817.7
New acquisitions	9.4	–	–	–	9.4
(Credit)/charge to income	(52.5)	0.3	14.9	(2.2)	(39.5)
Exchange adjustments	19.3	0.7	2.7	–	22.7
Transfer to current tax	–	–	–	(1.1)	(1.1)
31 December 2010	688.1	21.2	92.4	7.5	809.2

Note

1 Adjustments made in the year ended 31 December 2009 in relation to deferred tax liabilities that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

At the balance sheet date, the Group has gross tax losses and other temporary differences of £5,212.9 million (2009: £4,888.3 million) available for offset against future profits. Deferred tax assets have been recognised in respect of the tax benefit of £377.9 million (2009: £220.2 million) of such tax losses and other temporary differences. No deferred tax asset has been recognised in respect of the remaining £4,834.9 million (2009: £4,668.1 million) of losses and other temporary differences as the Group considers that there will not be enough taxable profits in the entities concerned such that any additional asset could be considered recoverable. Included in the total unrecognised temporary differences are losses of £30.9 million that will expire by 2019, £98.8 million that will expire by 2021, £235.6 million that will expire by 2023 and an additional £78.5 million that will expire by 2029. £3,118.7 million of losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of the temporary differences in relation to the investment in subsidiaries for which deferred tax liabilities have not been recognised was £11,462.1 million (2009: £13,940.2 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and the Group considers that it is probable that such differences will not reverse in the foreseeable future.

16. Inventory and work in progress

The following are included in the net book value of inventory and work in progress:

	2010 £m	2009 £m
Work in progress	362.6	304.1
Inventory	3.4	2.6
	366.0	306.7
17. Trade and other receivables The following are included in trade and other receivables: Amounts falling due within one year:
	2010 £m	2009 £m
Trade receivables	6,280.6	5,301.1
VAT and sales taxes recoverable	72.1	81.6
Prepayments and accrued income	1,620.5	1,427.7
Other debtors	870.2	738.5
	8,843.4	7,548.9

The ageing of our trade receivables and other financial assets is as follows:

2010			Past due but not impaired
	Carrying amount at 31 December 2010 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	6,280.6	3,502.2	1,926.4	695.3	131.7	12.0	13.0
Other financial assets	932.0	673.0	125.4	66.9	14.5	8.3	43.9
	7,212.6	4,175.2	2,051.8	762.2	146.2	20.3	56.9

2009			Past due but not impaired
	Carrying amount at 31 December 2009 £m	Neither past due nor impaired £m	0-30 days £m	31-90 days £m	91-180 days £m	181 days- 1 year £m	Greater than 1 year £m
Trade receivables	5,301.1	3,279.1	1,475.5	413.8	114.1	8.4	10.2
Other financial assets	781.8	529.7	133.1	26.8	25.4	21.9	44.9
	6,082.9	3,808.8	1,608.6	440.6	139.5	30.3	55.1

Other financial assets are included in other debtors.

Past due amounts are not impaired where collection is considered likely.

Amounts falling due after more than one year:

	2010 £m	2009 £m
Prepayments and accrued income	5.6	5.8
Other debtors	123.2	92.2
Fair value of derivatives	194.7	188.1
	323.5	286.1
Movements on bad debt provisions were as follows:
	2010 £m	2009 £m
Balance at beginning of year	109.9	124.4
New acquisitions	2.0	0.7
Charged to operating costs	27.8	31.7
Exchange adjustments	2.2	(8.5)
Utilisations and other movements	(27.3)	(38.4)
Balance at end of year	114.6	109.9

The allowance for bad and doubtful debts is equivalent to 1.8% (2009: 2.0%) of gross trade accounts receivable.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

18. Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	2010 £m	2009 £m
Trade payables	7,701.1	6,432.7
Other taxation and social security	385.4	377.3
Payments due to vendors (earnout agreements)	207.4	121.6
Liabilities in respect of put option agreements with vendors	136.9	108.3
Other creditors and accruals	2,196.9	1,823.2
Deferred income	1,075.9	910.9
	11,703.6	9,774.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

WPP ANNUAL REPORT 2010 169

Our 2010 financial statements

Notes to the consolidated financial statements

19. Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	2010 £m	2009 £m
Payments due to vendors (earnout agreements)	67.9	140.6
Liabilities in respect of put option agreements with vendors	34.1	59.9
Fair value of derivatives	129.4	83.6
Other creditors and accruals	157.2	139.2
	388.6	423.3

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following tables set out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

	2010 £m	2009 £m
Within one year	207.4	121.6
Between one and two years	39.6	93.6
Between two and three years	12.1	39.5
Between three and four years	4.3	5.1
Between four and five years	4.1	2.4
Over five years	7.8	–
	275.3	262.2

2010 £m
1 January 2010	262.2
Earnouts paid	(113.3)
Revised estimates[1]	82.0
New acquisitions (note 28)	32.8
Exchange adjustments	11.6
31 December 2010	275.3

Note

[1]	Revised estimates relate to acquisitions that were completed prior to 1 January 2010 and were recorded in the consolidated balance sheet within goodwill.

The potential undiscounted amount of all future payments that could be required under the earnout agreements for acquisitions completed in 2010 and for all earnout agreements at 31 December 2010 ranges from £nil million to £110.9 million and £nil million to £916.2 million, respectively.

20. Bank overdrafts, bonds and bank loans

Amounts falling due within one year:

	2010 £m	2009 £m
Bank overdrafts	255.4	720.7

The Group considers that the carrying amount of overdrafts and short-term borrowings approximates their fair value.

Amounts falling due after more than 1 year:

	2010 £m	2009 £m
Corporate bonds and bank loans	3,598.2	3,586.4

The Group estimates that the fair value of convertible and corporate bonds is £4,034.1 million at 31 December 2010 (2009: £3,676.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The corporate bonds, convertible bonds, bank loans and overdrafts included within liabilities fall due for repayment as follows:

	2010 £m	2009 £m
Within one year	255.4	720.7
Between one and two years	94.2	–
Between two and three years	539.4	75.7
Between three and four years	1,249.1	554.5
Between four and five years	448.2	1,219.3
Over five years	1,267.3	1,736.9
	3,853.6	4,307.1

21. Provisions for liabilities and charges

The movements in 2010 and 2009 were as follows:

	Property £m	Other £m	Total £m
1 January 2009	66.6	69.3	135.9
Charged to the income statement	11.2	8.5	19.7
New acquisitions	0.1	–	0.1
Prior year acquisitions[1]	–	10.5	10.5
Utilised	(5.6)	(15.3)	(20.9)
Released to the income statement	(1.6)	(1.6)	(3.2)
Transfers	(1.9)	21.4	19.5
Exchange adjustments	(3.1)	(5.6)	(8.7)
31 December 2009	65.7	87.2	152.9
Charged to the income statement	9.1	16.5	25.6
New acquisitions	–	1.2	1.2
Utilised	(7.0)	(10.9)	(17.9)
Released to the income statement	(6.6)	(3.4)	(10.0)
Transfers	(3.7)	10.2	6.5
Exchange adjustments	0.9	2.4	3.3
31 December 2010	58.4	103.2	161.6

Note

[1]

Adjustments made in the year ended 31 December 2009 in relation to provisions for liabilities and charges that had been provisionally estimated in the year ended 31 December 2008 for acquisitions completed in that year.

Provisions comprise liabilities where there is uncertainty about the timing of settlement, but where a reliable estimate can be made of the amount. These include provisions for vacant space, sub-let losses and other property-related liabilities. Also included are other provisions, such as certain long-term employee benefits and legal claims, where the likelihood of settlement is considered probable.

The Company and various of its subsidiaries are, from time to time, parties to legal proceedings and claims which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings and claims will have a material adverse effect on the Group’s financial position or on the results of its operations.

22. Share-based payments

Charges for share-based incentive plans were as follows:

	2010 £m	2009 £m	2008 £m
Share-based payments	70.4	54.9	62.3

Share-based payments comprise charges for stock options and restricted stock awards to employees of the Group.

As of 31 December 2010, there was £108.7 million (2009: £79.3 million) of total unrecognised compensation cost related to the Group’s restricted stock plans. That cost is expected to be recognised over a period of one to two years.

Further information on stock options is provided in note 26.

Restricted stock plans

The Group operates a number of equity-settled share incentive schemes, in most cases satisfied by the delivery of stock from one of the Group’s ESOP Trusts. The most significant current schemes are as follows:

Renewed Leadership Equity Acquisition Plan (Renewed LEAP) and Leadership Equity Acquisition Plan III (LEAP III)

Under Renewed LEAP and LEAP III, the most senior executives of the Group, including certain executive directors, commit WPP shares (‘investment shares’) in order to have the opportunity to earn additional WPP shares (‘matching shares’). The number of matching shares which a participant can receive at the end of the fixed performance period of five years is dependent on the performance (based on the Total Share Owner Return (TSR)) of the Company over that period against a comparator group of other listed communications services companies. The maximum possible number of matching shares for each of the 2010, 2009, 2008, 2007 and 2006 grants is five shares for each investment share. The 2006 Renewed LEAP plan vested in March 2011 at a match of 4.14 shares for each investment share.

Performance Share Awards (PSA)

Grants of stock under PSA are dependent upon annual performance targets, typically based on one or more of: operating profit, profit before taxation and operating margin. Grants are made in the year following the year of performance measurement, and vest two years after grant date provided the individual concerned is continually employed by the Group throughout this time.

Leaders, Partners and High Potential Group

Stock option grants under the executive stock option plan were not significant in 2010, 2009 or 2008 as the Group made grants of restricted stock (to be satisfied by stock from one of the Group’s ESOP Trusts) to participants instead. Performance conditions include continued employment over the three-year vesting period.

170 WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Valuation methodology

For all of these schemes, the valuation methodology is based upon fair value on grant date, which is determined by the market price on that date or the application of a Black-Scholes model, depending upon the characteristics of the scheme concerned. The assumptions underlying the Black-Scholes model are detailed in note 26, including details of assumed dividend yields. Market price on any given day is obtained from external, publicly available sources.

Market/Non-market conditions

Most share-based plans are subject to non-market performance conditions, such as margin or growth targets, as well as continued employment. The Renewed LEAP and LEAP III schemes are subject to a number of performance conditions, including TSR, a market-based condition.

For schemes without market-based performance conditions, the valuation methodology above is applied and, at each year end, the relevant accrual for each grant is revised, if appropriate, to take account of any changes in estimate of the likely number of shares expected to vest.

For schemes with market-based performance conditions, the probability of satisfying these conditions is assessed at grant date through a statistical model (such as the Monte Carlo Model) and applied to the fair value. This initial valuation remains fixed throughout the life of the relevant plan, irrespective of the actual outcome in terms of performance. Where a lapse occurs due to cessation of employment, the cumulative charge taken to date is reversed.

Movement on ordinary shares granted for significant restricted stock plans

	Non- vested 1 January 2010 number m	Granted number m	Lapsed number m	Vested number m	Non- vested 31 December 2010 number m
Renewed LEAP/LEAP III[1]	3.6	2.0	–	(1.7)	3.9
Performance Share Awards (PSA)	8.4	0.9	(0.5)	(3.7)	5.1
Leaders, Partners and High Potential Group	12.6	3.8	(1.1)	(2.5)	12.8
Weighted average fair value (pence per share):
Renewed LEAP/LEAP III[1]	563p	668p	540p	618p	593p
Performance Share Awards (PSA)	486p	566p	451p	559p	451p
Leaders, Partners and High Potential Group	501p	702p	487p	619p	538p

Note

[1]

The number of shares granted represents the ‘investment shares’ committed by participants at grant date for the 2010 LEAP III plan in addition to the matched shares awarded on vest date for the 2005 Renewed LEAP plan which vested in March 2010. The actual number of shares that vest for each Renewed LEAP/LEAP III plan is dependent on the extent to which the relevant performance criteria are satisfied.

The total fair value of shares vested for all the Group’s restricted stock plans during the year ended 31 December 2010 was £61.8 million (2009: £55.0 million, 2008: £58.6 million).

23. Provision for post-employment benefits

Companies within the Group operate a large number of pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. The Group’s pension costs are analysed as follows:

	2010 £m	2009 £m	2008 £m
Defined contribution plans	101.5	95.5	79.7
Defined benefit plans charge to operating profit	19.1	20.9	18.6
Pension costs (note 5)	120.6	116.4	98.3
Expected return on pension plan assets (note 6)	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities (note 6)	45.9	46.1	38.9
	135.9	133.8	105.9

Defined benefit plans

The pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various pension plans were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2010.

The Group has a policy of closing defined benefit plans to new members. This has been implemented across a significant number of the pension plans.

Contributions to funded plans are determined in line with local conditions and practices. Contributions in respect of unfunded plans are paid as they fall due. The total contributions (for funded plans) and benefit payments (for unfunded plans) paid for 2010 amounted to £53.3 million (2009: £47.7 million, 2008: £44.2 million). Employer contributions and benefit payments in 2011 are expected to be in the range of £40 million to £60 million depending on the performance of the assets.

(a) Assumptions

The main weighted average assumptions used for the actuarial valuations at 31 December are shown in the following table:

	2010 % pa	2009 % pa	2008 % pa	2007 % pa
UK
Discount rate	5.4	5.7	6.0	5.8
Rate of increase in salaries	3.4	3.5	3.0	4.8
Rate of increase in pensions in payment	4.0	4.2	3.9	4.1
Inflation	3.2	3.5	2.8	3.3
Expected rate of return on equities	7.5	7.5	7.3	7.3
Expected rate of return on bonds[1]	4.5	4.8	4.9	5.3
Expected rate of return on insured annuities	5.4	5.7	6.0	5.8
Expected rate of return on property	6.9	6.9	6.9	5.0
Expected rate of return on cash and other	4.0	4.4	4.9	4.8
Weighted average return on assets	5.4	5.6	5.7	5.8
North America
Discount rate	5.1	5.7	6.3	6.1
Rate of increase in salaries	3.0	3.0	3.0	4.6
Inflation	2.5	2.5	2.5	2.5
Expected rate of return on equities	7.9	7.9	7.9	7.9
Expected rate of return on bonds[1]	4.3	4.7	5.1	5.1
Expected rate of return on cash and other	6.4	6.6	3.4	3.0
Weighted average return on assets	6.4	6.5	6.6	6.7
Western Continental Europe
Discount rate	5.3	5.5	5.7	5.5
Rate of increase in salaries	2.7	2.7	2.8	2.9
Rate of increase in pensions in payment	2.0	2.0	2.1	2.1
Inflation	2.0	2.1	2.1	2.2
Expected rate of return on equities	7.1	7.8	7.2	7.2
Expected rate of return on bonds[1]	4.4	4.1	4.5	4.5
Expected rate of return on property	6.1	6.5	6.0	5.5
Expected rate of return on cash and other	4.6	4.6	5.3	4.3
Weighted average return on assets	5.0	5.1	5.3	5.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
Discount rate	4.0	4.2	3.4	3.9
Rate of increase in salaries	4.4	4.2	3.9	4.0
Inflation	5.1	4.9	4.5	4.6
Expected rate of return on equities	10.0	10.1	10.0	10.0
Expected rate of return on bonds[1]	8.0	8.2	5.3	6.2
Expected rate of return on cash and other	1.0	1.1	2.1	1.6
Weighted average return on assets	3.4	3.6	3.1	3.7

Note

[1]	Expected rate of return on bonds assumptions reflect the yield expected on actual bonds held, whereas the discount rate assumptions are based on high-quality corporate bond yields.

There are a number of areas in pension accounting that involve judgments made by management. These include establishing the long-term expected rates of investment return on pension assets, mortality assumptions, discount rates, inflation, rate of increase in pensions in payment and salary increases.

For the Group’s pension plans, the plans’ assets are invested with the objective of being able to meet current and future benefit payment needs, while controlling balance sheet volatility and future contributions. Pension plan assets are invested with a number of investment managers, and assets are diversified among equities, bonds, insured annuities, property and cash or other liquid investments. The primary use of bonds as an investment class is to match the anticipated cash flows from the plans to pay pensions. Various insurance policies have also been bought historically to provide a more exact match for the cash flows, including a match for the actual mortality of specific plan members. These insurance policies effectively provide protection against both investment fluctuations and longevity risks. The strategic target allocation varies among the individual plans.

Management considers the types of investment classes in which the pension plan assets are invested and the expected compound return that can reasonably be expected for the portfolio to earn over time, which reflects forward-looking economic assumptions. Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, management periodically commission detailed asset and liability studies performed by third-party professional investment advisors and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project the estimated future pension payments and evaluate the efficiency of the allocation of the pension plan assets into various investment categories. The studies performed at the time these assumptions were set support the reasonableness of the return assumptions based on the target allocation of investment classes and the then current market conditions.

WPP ANNUAL REPORT 2010 171

Our 2010 financial statements

Notes to the consolidated financial statements

At 31 December 2010, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the Group were as follows:

Years life expectancy after age 65	All plans	North America	UK	Western Continental Europe	Asia Pacific[1]
– current pensioners – male	20.7	19.7	22.4	20.0	19.3
– current pensioners – female	22.7	21.6	23.8	23.3	24.7
– future pensioners (current age 45) – male	22.3	21.2	23.6	22.5	19.3
– future pensioners (current age 45)
– female	23.9	22.5	25.0	25.2	24.9

Note

1 Includes Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

The life expectancies after age 65 at 31 December 2009 were 20.5 years and 22.5 years for male and female current pensioners respectively, and 21.9 years and 23.7 years for male and female future pensioners (current age 45), respectively.

In the determination of mortality assumptions, management uses the most up-to-date mortality tables available in each country.

For a 0.25% increase or decrease in the discount rate at 31 December 2010, the effect on the year-end 2010 pension deficit would be a decrease or increase, respectively, of approximately £26 million.

(b) Assets and liabilities

At 31 December, the fair value of the assets in the pension plans, and the assessed present value of the liabilities in the pension plans are shown in the following table:

	2010 £m	%	2009 £m	%	2008 £m	%
Equities	188.2	29.8	168.5	28.6	162.6	29.6
Bonds	245.7	38.9	256.8	43.7	245.1	44.5
Insured annuities	66.3	10.5	68.7	11.7	64.9	11.8
Property	9.6	1.5	9.8	1.7	12.6	2.3
Cash and other	121.5	19.3	84.3	14.3	65.2	11.8
Total fair value of assets	631.3	100.0	588.1	100.0	550.4	100.0
Present value of liabilities	(871.2)		(836.1)		(819.1)
Deficit in the plans	(239.9)		(248.0)		(268.7)
Irrecoverable surplus	(0.9)		(3.1)		(2.4)
Unrecognised past service cost	(0.7)		(0.7)		(0.9)
Net liability[1]	(241.5)		(251.8)		(272.0)
Plans in surplus	2.8		0.7		0.4
Plans in deficit	(244.3)		(252.5)		(272.4)

Note

1 The related deferred tax asset is discussed in note 15.

The total fair value of assets, present value of pension plan liabilities and deficit in the plans were £504.0 million, £637.6 million and £133.6 million in 2007 and £470.4 million, £657.0 million and £186.6 million in 2006, respectively.

Deficit in plans by region	2010 £m	2009 £m	2008 £m
UK	(3.5)	(22.0)	(24.8)
North America	(144.4)	(140.9)	(153.4)
Western Continental Europe	(75.9)	(73.9)	(80.0)
Asia Pacific, Latin America,
Africa & Middle East and
Central & Eastern Europe	(16.1)	(11.2)	(10.5)
Deficit in the plans	(239.9)	(248.0)	(268.7)

Some of the Group’s defined benefit plans are unfunded (or largely unfunded) by common custom and practice in certain jurisdictions. In the case of these unfunded plans, the benefit payments are made as and when they fall due. Pre-funding of these plans would not be typical business practice.

The following table shows the split of the deficit at 31 December 2010, 2009 and 2008 between funded and unfunded pension plans.

	2010 Deficit £m	2010 Present value of liabilities £m	2009 Deficit £m	2009 Present value of liabilities £m	2008 Deficit £m	2008 Present value of liabilities £m
Funded plans by region
UK	(3.5)	(305.5)	(22.0)	(293.5)	(24.8)	(269.5)
North America	(66.8)	(306.5)	(65.2)	(274.5)	(71.0)	(266.8)
Western Continental Europe	(29.7)	(103.8)	(25.0)	(119.9)	(30.1)	(126.5)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(5.6)	(21.1)	(3.7)	(16.1)	(3.3)	(16.8)
Deficit/liabilities in the funded plans	(105.6)	(736.9)	(115.9)	(704.0)	(129.2)	(679.6)

Unfunded plans by region
UK	–	–	–	–	–	–
North America	(77.6)	(77.6)	(75.7)	(75.7)	(82.4)	(82.4)
Western Continental Europe	(46.2)	(46.2)	(48.9)	(48.9)	(49.9)	(49.9)
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	(10.5)	(10.5)	(7.5)	(7.5)	(7.2)	(7.2)
Deficit/liabilities in the unfunded plans	(134.3)	(134.3)	(132.1)	(132.1)	(139.5)	(139.5)

Deficit/liabilities in the plans	(239.9)	(871.2)	(248.0)	(836.1)	(268.7)	(819.1)

In accordance with IAS 19, plans that are wholly or partially funded are considered funded plans.

(c) Pension expense

The following table shows the breakdown of the pension expense between amounts charged to operating profit, amounts charged to finance income and finance costs and amounts recognised in the statement of comprehensive income (OCI):

	2010 £m	2009 £m	2008 £m
Current service cost	23.3	22.0	16.7
Past service (income)/cost	(0.6)	–	2.5
Gain on settlements and curtailments	(3.6)	(1.1)	(0.6)
Charge to operating profit	19.1	20.9	18.6
Expected return on pension plan assets	(30.6)	(28.7)	(31.3)
Interest on pension plan liabilities	45.9	46.1	38.9
Charge to profit before taxation for defined benefit plans	34.4	38.3	26.2

Gain/(loss) on pension plan assets relative to expected return	31.9	44.0	(93.7)
Experience gain/(loss) arising on the plan liabilities	3.4	(7.6)	4.4
Changes in assumptions underlying the present value of the plan liabilities	(37.9)	(42.7)	8.0
Change in irrecoverable surplus	2.2	(0.9)	(0.9)
Actuarial loss recognised in OCI	(0.4)	(7.2)	(82.2)

As at 31 December 2010 the cumulative amount of net actuarial losses recognised in equity since 1 January 2001 was £180.7 million (31 December 2009: £180.3 million, 31 December 2008: £173.1 million). Of this amount, a net loss of £79.6 million was recognised since the 1 January 2004 adoption of IAS 19.

172      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

(d) Movement in plan liabilities

The following table shows an analysis of the movement in the pension plan liabilities for each accounting period:

	2010 £m	2009 £m	2008 £m
Plan liabilities at beginning of year	836.1	819.1	637.6
Service cost	23.3	22.0	16.7
Interest cost	45.9	46.1	38.9
Actuarial loss/(gain)	34.5	50.3	(12.4)
Benefits paid	(57.2)	(52.9)	(40.7)
Loss/(gain) due to exchange rate movements	9.7	(50.5)	133.8
Net (disposals)/acquisitions	–	(0.9)	44.3
Settlements and curtailments	(26.4)	(3.3)	(6.1)
Other[1]	5.3	6.2	7.0
Plan liabilities at end of year	871.2	836.1	819.1

Note

1 Other includes plan participants’ contributions, plan amendments and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items. The reclassifications represent certain of the Group’s defined benefit plans which are included in this note for the first time in the periods presented.

(e) Movement in plan assets

The following table shows an analysis of the movement in the pension plan assets for each accounting period:

	2010 £m	2009 £m	2008 £m
Fair value of plan assets at beginning of year	588.1	550.4	504.0
Expected return on plan assets	30.6	28.7	31.3
Actuarial gain/(loss) on plan assets	31.9	44.0	(93.7)
Employer contributions	53.3	47.7	44.2
Benefits paid	(57.2)	(52.9)	(40.7)
Gain/(loss) due to exchange rate movements	5.9	(28.3)	79.0
Net (disposals)/acquisitions	–	(0.9)	29.4
Settlements	(22.8)	(2.2)	(5.5)
Other[1]	1.5	1.6	2.4
Fair value of plan assets at end of year	631.3	588.1	550.4
Actual return on plan assets	62.5	72.7	(62.4)

Note

1 Other includes plan participants’ contributions and reclassifications. In the 2009 and 2008 financial statements these were presented as separate line items.

(f) History of experience gains and losses

	2010 £m		2009 £m	2008 £m
Gain/(loss) on pension plan assets relative to expected return:
Amount	31.9		44.0	(93.7)
Percentage of plan assets	5.1%		7.5%	(17.0%	)

Experience gain/(loss) arising on the plan liabilities:
Amount	3.4		(7.6)	4.4
Percentage of the present value of the plan liabilities	0.4%		(0.9%)	0.5%

Total loss recognised in OCI:
Amount	(0.4)		(7.2)	(82.2)
Percentage of the present value of the plan liabilities	(0.0%	)	(0.9%)	(10.0%	)

The experience (loss)/gain on pension plan assets and plan liabilities were (£6.0) million and £0.1 million in 2007 and £9.3 million and £3.5 million in 2006, respectively.

24. Risk management policies

Foreign currency risk

The Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net assets using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The Group effects these currency net asset hedges by borrowing in the same currencies as the operating (or ‘functional’) currencies of its main operating units. The majority of the Group’s debt is therefore denominated in US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.0% of the Group’s gross indebtedness at 31 December 2010 (at $1,640 million, £1,350 million and €1,274 million) and 96.8% of the Group’s average gross debt during the course of 2010 (at $2,003 million, £1,653 million and €1,274 million).

The Group’s operations conduct the majority of their activities in their own local currency and consequently the Group has no significant transactional foreign exchange exposures. Any significant cross-border trading exposures are hedged by the use of forward foreign-exchange contracts. No speculative foreign exchange trading is undertaken.

Interest rate risk

The Group is exposed to interest rate risk on both interest-bearing assets and interest-bearing liabilities. The Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the Group to increases in rates.

Including the effect of interest rate and cross-currency swaps, 82.5% of the year-end US dollar net debt is at fixed rates averaging 6.54% for an average period of 44 months; 73.3% of the sterling net debt is at a fixed rate of 6.07% for an average period of 83 months; and 66.7% of the euro net debt is at fixed rates averaging 6.50% for an average period of 63 months.

Other than fixed rate debt, the Group’s other fixed rates are achieved principally through interest rate swaps with the Group’s bankers. The Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2010 no forward rate agreements or interest rate caps were in place. These interest rate derivatives are used only to hedge exposures to interest rate movements arising from the Group’s borrowings and surplus cash balances arising from its commercial activities and are not traded independently. Payments made under these instruments are accounted for on an accruals basis.

Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance to factor in an uncertain economic environment. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2010, the Group has access to £4.7 billion of committed funding and bank facilities with maturity dates spread over the years 2011 to 2020 as illustrated below:

	£m	2011 £m	2012 £m	2013 £m	2014 £m	2015 £m	2016 £m	2017 £m	2018+ £m
£ bonds £200m
(6.375% ’20)	200.0								200.0
£ bonds £400m
(6.0% ’17)	400.0							400.0
Eurobonds
€750m
(6.625%’16)	642.9						642.9
Eurobonds
€500m
(5.25%’15)	428.6					428.6
£450m convertible bonds
(5.75%’14)	450.0				450.0
US bonds
$650m
(5.875%’14)	416.9				416.9
US bonds
$600m
(8.0%’14)	384.8				384.8
Eurobonds
€600m
(4.375%’13)	514.4			514.4
Bank revolver
$1,600m	1,026.2		1,026.2
TNS acquisition revolver £200m	200.0	200.0
TNS private placements
$55m	35.3		19.2	16.1
Total committed facilities available	4,699.1	200.0	1,045.4	514.4	1,267.8	428.6	642.9	400.0	200.0
Drawn down facilities at
31 December
2010	3,554.0		– 100.3	514.4	1,267.8	428.6	642.9	400.0	200.0
Undrawn committed facilities	1,145.1

Drawn down facilities at 31
December 2010	3,554.0
Net cash at 31
December 2010	(1,709.8)
Other adjustments	44.2
Net debt at 31
December 2010	1,888.4

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

WPP ANNUAL REPORT 2010 173

Our 2010 financial statements

Notes to the consolidated financial statements

Treasury activities

Treasury activity is managed centrally from London, New York and Hong Kong, and is principally concerned with the monitoring of working capital, managing external and internal funding requirements and the monitoring and management of financial market risks, in particular interest rate and foreign exchange exposures.

The treasury operation is not a profit centre and its activities are carried out in accordance with policies approved by the Board of Directors and subject to regular review and audit.

The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net-borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 10, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in notes 26 and 27.

Credit risk

The Group’s principal financial assets are cash and short-term deposits, trade and other receivables and investments, the carrying values of which represent the Group’s maximum exposure to credit risk in relation to financial assets, as shown in note 25.

The Group’s credit risk is primarily attributable to its trade receivables. The majority of the Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables, estimated by the Group’s management based on prior experience and their assessment of the current economic environment. A relatively small number of clients make up a significant percentage of the Group’s debtors, but no single client represents more than 5% of total trade receivables as at 31 December 2010.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies or banks that have been financed by their government.

A relatively small number of clients contribute a significant percentage of the Group’s consolidated revenues. The Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the Group’s clients will continue to utilise the Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the Group’s prospects, business, financial condition and results of operations.

Sensitivity analysis

The following sensitivity analysis addresses the effect of currency and interest rate risks on the Group’s financial instruments. The analysis assumes that all hedges are highly effective.

Currency risk

A 10% weakening of sterling against the Group’s major currencies would result in the following losses, which would be posted directly to equity. These losses would arise on the retranslation of foreign currency denominated borrowings and derivatives designated as effective net investment hedges of overseas net assets. These losses would be partially offset in equity by a corresponding gain arising on the retranslation of the related hedged foreign currency net assets. A 10% strengthening of sterling would have an equal and opposite effect. There are no other material foreign exchange exposures which would create gains or losses to the functional reporting currencies of individual entities in the Group.

	2010 £m	2009 £m
US dollar	91.0	87.9
Euro	73.7	76.3

Interest rate risk

A one percentage point increase in market interest rates for all currencies in which the Group had cash and borrowings at 31 December 2010 would increase profit before tax by approximately £8.0 million (2009: decrease of £2.4 million). A one percentage decrease in market interest rates would have an equal and opposite effect. This has been calculated by applying the interest rate change to the Group’s variable rate cash and borrowings.

25. Financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the Group’s investments in foreign operations. The Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group’s principal markets.

At 31 December 2010, the fair value of the Group’s currency derivatives is estimated to be a net liability of approximately £62.9 million (2009: £3.1 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £60.4 million (2009: £79.6 million) assets included in trade and other receivables and £123.3 million (2009: £82.7 million) liabilities included in trade and other payables. The amounts charged to and deferred in equity during the year for currency derivatives that are designated and effective hedges were £27.9 million (2009: £111.1 million) for net investment hedges and £34.8 million (2009: £60.5 million) for cash flow hedges.

Changes in the fair value relating to the ineffective portion of the currency derivatives amounted to a gain of £11.7 million (2009: £3.3 million, 2008: £2.7 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £59.3 million loss on hedging instruments and a £71.0 million gain on hedged items.

The Group currently designates its foreign currency-denominated debt and cross-currency swaps as hedging instruments against the currency risk associated with the translation of its foreign operations.

At the balance sheet date, the total nominal amount of outstanding forward foreign exchange contracts not designated as hedges was £130.1 million (2009: £309.4 million). The Group estimates the fair value of these contracts to be a net liability of £0.8 million (2009: asset of £4.6 million).

These arrangements are designed to address significant exchange exposure and are renewed on a revolving basis as required.

Interest rate swaps

The Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its borrowings. Contracts with nominal values of €600 million have fixed interest receipts at 4.38% up until December 2013 and have floating interest payments averaging EURIBOR plus 0.56%. Contracts with a nominal value of €500 million have fixed interest receipts of 5.25% up until January 2015 and have floating interest payments averaging EURIBOR plus 0.80%. Contracts with a nominal value of €100 million have fixed interest payments of 5.56% until June 2014 and have floating rate receipts averaging EURIBOR plus 0.96%.

Contracts with a nominal value of £200 million have fixed interest receipts of 6.00% up until April 2017 and have floating rate payments averaging LIBOR plus 0.64%.

A contract with a nominal value of $45 million has fixed interest receipts averaging 6.29% until on average July 2013 and has floating rate payments averaging LIBOR plus 0.59%.

A contract with a nominal value of $300 million has fixed rate payments averaging 2.58% until on average October 2020 and has floating rate receipts of LIBOR plus 0.29%.

The fair value of interest rate swaps entered into at 31 December 2010 is estimated to be a net asset of approximately £129.0 million (2009: £103.0 million). These amounts are based on market values of equivalent instruments at the balance sheet date, comprising £133.4 million (2009: £103.2 million) assets included in trade and other receivables and £4.4 million (2009: £0.2 million) liabilities included in trade and other payables. Included in these amounts are certain interest rate swaps that are not designated as hedges, comprising £26.1 million assets and £6.1 million liabilities.

Changes in the fair value relating to the ineffective portion of interest rate swaps amounted to a gain of £12.6 million (2009: gain of £11.7 million, 2008: charge of £13.0 million) which is included in the revaluation of financial instruments for the year. This gain resulted from a £14.4 million loss on hedging instruments and a £27.0 million gain on hedged items.

174 WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

An analysis of the Group’s financial assets and liabilities by accounting classification is set out below:

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2010
Other investments	–	–	–	173.7	–	173.7
Cash and short-term deposits	–	–	1,965.2	–	–	1,965.2
Bank overdrafts and loans	–	–	–	–	(255.4)	(255.4)
Bonds and bank loans	–	–	–	–	(3,598.2)	(3,598.2)
Trade and other receivables: amounts falling due within one year	–	–	7,135.3	–	–	7,135.3
Trade and other receivables: amounts falling due after more than one year	–	–	77.3	–	–	77.3
Trade and other payables: amounts falling due within one year	–	–	–	–	(7,769.9)	(7,769.9)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(11.4)	(11.4)
Derivative assets	168.6	26.1	–	–	–	194.7
Derivative liabilities	(123.3)	(6.1)	–	–	–	(129.4)
Liabilities in respect of put options	–	(171.0)	–	–	–	(171.0)
	45.3	(151.0)	9,177.8	173.7	(11,634.9)	(2,389.1)

	Derivatives in designated hedge relationships £m	Held for trading £m	Loans & receivables £m	Available for sale £m	Amortised cost £m	Carrying value £m
2009
Other investments	–	–	–	294.6	–	294.6
Cash and short-term deposits	–	–	1,666.7	–	–	1,666.7
Bank overdrafts and loans	–	–	–	–	(720.7)	(720.7)
Bonds and bank loans	–	–	–	–	(3,586.4)	(3,586.4)
Trade and other receivables: amounts falling due within one year	–	–	6,011.3	–	–	6,011.3
Trade and other receivables: amounts falling due after more than one year	–	–	71.6	–	–	71.6
Trade and other payables: amounts falling due within one year	–	–	–	–	(6,482.6)	(6,482.6)
Trade and other payables: amounts falling due after more than one year	–	–	–	–	(29.2)	(29.2)
Derivative assets	182.8	5.3	–	–	–	188.1
Derivative liabilities	(82.9)	(0.7)	–	–	–	(83.6)
Liabilities in respect of put options	–	(168.2)	–	–	–	(168.2)
	99.9	(163.6)	7,749.6	294.6	(10,818.9)	(2,838.4)

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2010
Derivatives in designated hedge relationships
Derivative assets	–	168.6	–	168.6
Derivative liabilities	–	(123.3)	–	(123.3)
Held for trading
Derivative assets	–	26.1	–	26.1
Derivative liabilities	–	(6.1)	–	(6.1)
Liabilities in respect of put options	–	–	(171.0)	(171.0)
Available for sale
Other investments	–	–	173.7	173.7
	–	65.3	2.7	68.0

	Level 1 £m	Level 2 £m	Level 3 £m	Carrying value £m
2009
Derivatives in designated hedge relationships
Derivative assets	–	182.8	–	182.8
Derivative liabilities	–	(82.9)	–	(82.9)
Held for trading
Derivative assets	–	5.3	–	5.3
Derivative liabilities	–	(0.7)	–	(0.7)
Liabilities in respect of put options	–	–	(168.2)	(168.2)
Available for sale
Other investments	18.4	–	276.2	294.6
	18.4	104.5	108.0	230.9

Reconciliation of level 3 fair value measurements:

	Liabilities in respect of put options £m	Other investments £m	Carrying value £m
1 January 2009	(122.1)	292.8	170.7
Gains/(losses) recognised in the income statement	15.3	(11.1)	4.2
Losses recognised in other comprehensive income	–	(15.1)	(15.1)
Exchange differences	2.5	(26.0)	(23.5)
Additions	(78.3)	53.7	(24.6)
Disposals	–	(18.1)	(18.1)
Settlements	14.4	–	14.4
31 December 2009	(168.2)	276.2	108.0
Losses recognised in the income statement	(3.6)	(35.3)	(38.9)
Losses recognised in other comprehensive income	–	(61.3)	(61.3)
Exchange differences	(3.1)	(23.4)	(26.5)
Additions	(5.9)	20.2	14.3
Disposals	–	(2.7)	(2.7)
Settlements	9.8	–	9.8
31 December 2010	(171.0)	173.7	2.7

The fair value of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

WPP ANNUAL REPORT 2010      175

Our 2010 financial statements

Notes to the consolidated financial statements

26. Authorised and issued share capital

	Equity ordinary shares	Nominal value £m
Authorised
1 January 2009	1,750,000,000	175.0
31 December 2009	1,750,000,000	175.0
31 December 2010	1,750,000,000	175.0

Issued and fully paid
1 January 2009	1,255,343,263	125.5
Exercise of share options	1,148,051	0.1
31 December 2009	1,256,491,314	125.6
Exercise of share options	7,899,907	0.8
31 December 2010	1,264,391,221	126.4

Company’s own shares

The Company’s holdings of own shares are stated at cost and represent shares held in treasury and purchases by the Employee Share Ownership Plan (‘ESOP’) trusts of shares in WPP plc for the purpose of funding certain of the Group’s share-based incentive plans, details of which are disclosed in the Compensation Committee report on pages 135 to 141.

The trustees of the ESOP purchase the Company’s ordinary shares in the open market using funds provided by the Company. The Company also has an obligation to make regular contributions to the ESOP to enable it to meet its administrative costs. The number and market value of the ordinary shares of the Company held by the ESOP at 31 December 2010 was 22,083,378 (2009: 24,941,529), and £174.3 million (2009: £152.0 million) respectively. The number and market value of ordinary shares held in treasury at 31 December 2010 was 2,172,126 (2009: 2,435,288) and £17.1 million (2009: £14.8 million) respectively.

Share options

WPP Executive Stock Option Plan

As at 31 December 2010, unexercised options over ordinary shares of 6,206,412 and unexercised options over ADRs of 1,700,034 have been granted under the WPP Executive Stock Option Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
12,195	3.414	2012-2018
21,197	3.763	2006-2013
42,154	4.210	2005-2012
502,077	4.210	2005-2012
22,994	4.210	2005-2013
3,832	4.210	2005-2012
19,161	4.210	2005-2012
3,065	4.210	2005-2012
3,832	4.210	2005-2012
77,552	4.438	2005-2012
6,759	4.438	2005-2012
51,247	4.615	2007-2013
22,533	4.865	2004-2011
345,570	4.865	2004-2011
2,000,000	5.490	2007-2014
27,288	5.520	2008-2014
94,777	5.535	2007-2014
578,542	5.535	2007-2014
447,676	5.535	2007-2014
6,124	5.535	2008-2014
6,124	5.535	2007-2015
24,390	5.535	2007-2014
2,469	5.535	2007-2014
167,935	5.535	2007-2014
143,400	5.595	2006-2013
725,343	5.595	2006-2013
17,194	5.595	2006-2014
7,853	5.595	2007-2013
2,680	5.595	2006-2013
13,572	5.595	2006-2013
224,473	5.595	2006-2013
2,902	5.725	2007-2014
2,419	5.725	2007-2014
11,423	5.775	2009-2015
14,826	5.818	2008-2015
2,964	5.818	2008-2015
6,705	5.895	2008-2015
4,470	5.895	2008-2015
2,235	5.895	2008-2015
9,834	5.895	2008-2015
4,268	5.903	2011-2018
6,402	5.903	2011-2018

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
4,268	5.903	2011-2018
5,959	6.105	2008-2015
4,914	6.105	2008-2015
7,876	6.228	2011-2017
2,140	6.718	2009-2016
6,420	6.718	2009-2016
3,913	6.718	2009-2016
69,369	6.718	2009-2016
45,153	7.180	2005-2012
24,123	7.550	2005-2012
20,196	7.550	2005-2012
34,921	7.550	2005-2012
201,805	7.550	2005-2012
3,741	7.550	2006-2012
11,109	7.723	2010-2017
17,788	8.110	2004-2011
30,886	8.110	2004-2011
4,929	8.193	2004-2011
14,446	8.193	2004-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
3,844	26.010	2012-2019
1,662	30.080	2006-2013
2,692	30.080	2006-2013
1,644	30.410	2011-2018
282,563	33.200	2005-2012
3,764	33.200	2005-2012
164,040	35.380	2004-2011
454,270	47.410	2006-2013
14,338	47.410	2006-2013
21,610	47.410	2006-2013
1,548	48.450	2007-2014
10,061	50.670	2008-2015
197	50.670	2008-2015
487,784	50.800	2007-2014
196	50.800	2007-2014
9,938	50.800	2007-2014
2,952	50.800	2007-2014
25,486	50.800	2007-2014
18,252	51.220	2007-2014
8,624	53.030	2005-2012
10,878	54.050	2005-2012
99,855	54.050	2005-2012
4,581	54.570	2008-2015
4,486	55.740	2008-2015
898	55.740	2008-2015
898	55.740	2008-2015
2,691	57.020	2008-2015
14,925	57.020	2008-2015
13,178	58.238	2004-2011
856	58.460	2009-2016
14,113	58.460	2009-2016
856	58.460	2009-2016
8,324	58.886	2004-2011
844	59.170	2011-2018
1,267	59.170	2011-2018
1,641	63.900	2009-2020
4,278	75.940	2010-2017

176      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

WPP Worldwide Share Ownership Program

As at 31 December 2010, unexercised options over ordinary shares of 9,339,277 and unexercised options over ADRs of 1,334,208 have been granted under the WPP Worldwide Share Ownership Program as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
110,300	3.903	2006-2013
1,000	3.903	2006-2013
3,000	3.903	2007-2013
4,625	4.210	2005-2012
625	4.210	2005-2013
35,340	4.819	2011-2018
250	5.210	2004-2011
185,000	5.435	2007-2014
1,529,987	5.483	2012-2019
29,041	5.483	2012-2016
12,250	5.483	2012-2020
9,375	5.483	2013-2019
274,363	5.483	2013-2019
45,738	5.483	2012-2019
143,375	5.608	2012-2019
2,875	5.775	2008-2015
29,400	5.913	2011-2018
108,000	5.917	2011-2018
1,000	5.990	2004-2011
1,089,954	6.028	2011-2018
428,500	6.195	2008-2015
6,375	6.668	2009-2017
81,125	6.740	2009-2016
718,550	6.938	2009-2016
23,596	7.005	2010-2017
2,548,001	7.113	2013-2020
58,250	7.113	2013-2020
19,375	7.113	2013-2017
33,750	7.113	2014-2020
329,750	7.113	2014-2020
292,525	7.180	2005-2012
6,000	7.180	2006-2012
76,457	7.478	2011-2017
878,225	7.718	2010-2017
223,300	7.960	2004-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
27,640	30.800	2006-2013
279,490	44.560	2012-2019
38,075	49.880	2007-2014
23,715	53.030	2005-2012
22,890	56.480	2004-2011
381,100	56.560	2013-2020
193,853	59.500	2011-2018
92,020	59.520	2008-2015
123,575	60.690	2009-2016
151,850	75.760	2010-2017

Tempus Group plc 1998 Long Term Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 24,306 have been granted under the Tempus Group plc 1998 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
24,306	4.920	2001-2011

The Grey Global Group, Inc 1994 Stock Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 54,365 and unexercised options over ADRs of 27,639 have been granted under the Grey Global Group, Inc 1994 Stock Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
54,365	3.499	2007-2011

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
7,089	28.2100	2006-2013
1,827	28.3000	2007-2012
3,632	30.8300	2007-2012
6,371	31.4200	2005-2012
8,720	31.7500	2008-2011

24/7 Real Media, Inc 2002 Stock Incentive Plan

As at 31 December 2010, unexercised options over ADRs of 54,020 have been granted under the 24/7 Real Media, Inc 2002 Stock Incentive Plan as follows:

Number of ADRs under option	Exercise price per ADR ($)	Exercise dates
8	1.3400	2007-2013
552	15.8800	2007-2014
427	17.1500	2007-2014
69	20.0100	2007-2015
187	20.0700	2007-2015
69	20.3300	2007-2015
12	20.8400	2007-2014
66	22.4900	2007-2015
79	23.1800	2007-2015
78	23.4400	2007-2015
19	23.8200	2007-2014
263	24.2000	2007-2014
50	25.1500	2007-2015
315	25.9200	2007-2015
79	26.1100	2007-2015
787	27.1200	2007-2015
14,852	27.5000	2007-2015
148	28.7700	2007-2015
170	34.6200	2007-2015
82	35.0600	2007-2015
89	38.8700	2007-2015
26,410	40.6500	2007-2016
110	41.4700	2007-2015
110	45.2900	2007-2016
118	46.0500	2007-2016
69	46.6200	2007-2016
345	48.3300	2007-2016
157	49.5400	2007-2016
115	49.6000	2007-2016
314	49.6700	2007-2016
89	50.4900	2007-2016
157	50.6800	2007-2016
236	50.7500	2008-2017
472	51.3800	2008-2017
156	52.5900	2008-2017
92	53.1000	2006-2017
157	53.4800	2008-2017
78	53.6700	2008-2017
314	54.1100	2007-2016
944	54.2400	2007-2016
472	54.5600	2007-2016
314	55.2600	2007-2016
74	55.6400	2007-2016
59	55.7600	2007-2016
105	55.8900	2007-2016
157	56.2700	2007-2016
574	56.7200	2007-2016
78	57.4800	2008-2017
235	58.9400	2007-2017
393	60.0200	2007-2016
78	61.2300	2008-2017
108	61.9200	2007-2016
314	62.0500	2007-2016
759	62.9400	2008-2017
157	63.3200	2008-2017
708	63.8900	2008-2017
112	64.2700	2007-2016
54	64.6500	2007-2016
78	64.9700	2007-2016
78	65.5400	2007-2016
112	67.5800	2007-2016
157	70.5000	2008-2017

WPP ANNUAL REPORT 2010      177

Our 2010 financial statements

Notes to the consolidated financial statements

Taylor Nelson Sofres plc

2005 Long Term Incentive Plan

As at 31 December 2010, unexercised options over ordinary shares of 62,828 have been granted under the Taylor Nelson Sofres plc 2005 Long Term Incentive Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
29,849	–	2012
32,979	–	2013

2008 New Share Plan

As at 31 December 2010, unexercised options over ordinary shares of 28,649 have been granted under the Taylor Nelson Sofres plc 2008 New Share Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
28,649	–	2012

2005 Key Employee Equity Plan

As at 31 December 2010, unexercised options over ordinary shares of 4,519 have been granted under the Taylor Nelson Sofres plc 2005 Key Employee Equity Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
245	–	2011
4,274	–	2012

1999 Worldwide Employee Sharesave Plan

As at 31 December 2010, unexercised options over ordinary shares of 1,315,225 have been granted under the Taylor Nelson Sofres plc 1999 Worldwide Employee Sharesave Plan as follows:

Number of ordinary shares under option	Exercise price per share (£)	Exercise dates
1,115	1.2700	2011
797,386	1.7300	2013-2015
258,353	1.9500	2011-2012
22,940	2.2900	2009-2011
5,226	2.5600	2009-2012
142,653	2.6500	2012-2014
2,236	2.9900	2010-2011
85,316	3.0000	2011-2013

The aggregate status of the WPP Share Option Plans during 2010 was as follows:

Movements on options granted (represented in ordinary shares)

	1 January 2010 number	Granted number	Exercised number	Lapsed number	Outstanding 31 December 2010 number	Exercisable 31 December 2010 number
WPP	23,551,894	–	(6,133,058)	(2,712,254)	14,706,582	14,633,578
WWOP	13,593,366	5,022,250	(417,951)	(2,187,348)	16,010,317	5,442,153
Y&R	862,676	–	(668,610)	(194,066)	–	–
Tempus	56,468	–	(32,162)	–	24,306	24,306
Grey	392,950	–	(178,645)	(21,745)	192,560	192,560
24/7	616,205	–	(293,095)	(53,010)	270,100	222,220
TNS	1,657,024	–	(175,246)	(70,557)	1,411,221	31,517
	40,730,583	5,022,250	(7,898,767)	(5,238,980)	32,615,086	20,546,334

Weighted-average exercise price for options over:

	1 January 2010	Granted	Exercised	Lapsed	Outstanding 31 December 2010	Exercisable 31 December 2010
Ordinary shares (£)
WPP	5.566	–	5.147	6.934	5.489	5.492
WWOP	6.306	7.113	5.700	5.512	6.218	6.954
Y&R	7.052	–	–	7.052	–	–
Tempus	5.445	–	–	–	4.920	4.920
Grey	3.499	–	–	–	3.499	3.499
TNS	1.870	–	2.046	2.116	1.836	2.348
ADRs ($)
WPP	46.939	–	37.307	54.148	45.814	45.857
WWOP	56.187	56.560	36.712	55.704	56.457	62.076
Y&R	52.298	–	–	57.376	–	–
Grey	30.949	–	30.733	36.110	30.417	30.417
24/7	38.578	–	37.920	42.054	38.610	38.121

Options over ordinary shares Outstanding
Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months
nil – 8.193	5.763	69

Options over ADRs Outstanding
Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months
1.340 – 76.940	50.110	61

As at 31 December 2010 there was £6.8 million (2009: £5.8 million) of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted average period of 21 months (2009: 20 months).

Share options are satisfied out of newly issued shares.

The weighted average fair value of options granted in the year calculated using the Black-Scholes model, was as follows:

	2010	2009	2008
Fair value of UK options (shares)	144.5p	115.5p	129.5p
Fair value of US options (ADRs)	$10.97	$8.95	$8.36
Weighted average assumptions:
UK Risk-free interest rate	1.76%	2.27%	3.93%
US Risk-free interest rate	1.05%	1.85%	2.25%
Expected life (months)	48	48	48
Expected volatility	30%	30%	25%
Dividend yield	2.5%	2.5%	1.75%

Options are issued at an exercise price equal to market value on the date of grant.

The weighted average share price of the Group for the year ended 31 December 2010 was £6.78 (2009: £4.72, 2008: £5.12) and the weighted average ADR price for the same period was $52.51 (2009: $37.23, 2008: $48.26).

Expected volatility is sourced from external market data and represents the historic volatility in the Group’s share price over a period equivalent to the expected option life.

Expected life is based on a review of historic exercise behaviour in the context of the contractual terms of the options, as described in more detail below.

178      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Notes to the consolidated financial statements

Terms of share option plans

The Worldwide Share Ownership Program is open for participation to employees with at least two years’ employment in the Group. It is not available to those participating in other share-based incentive programs or to executive directors. The vesting period for each grant is three years and there are no performance conditions other than continued employment with the Group.

The Executive Stock Option Plan has historically been open for participation to WPP Group Leaders, Partners and High Potential Group. It is not currently offered to parent company executive directors. The vesting period is three years and performance conditions include achievement of various TSR (Total Share Owner Return) and EPS (Earnings per Share) objectives, as well as continued employment. In 2005, the Group moved away from the issuance of stock options for Leaders, Partners and High Potential Group and has since largely made grants of restricted stock instead (note 22).

The Group grants stock options with a life of ten years, including the vesting period. The terms of stock options with performance conditions are such that if, after nine years and eight months, the performance conditions have not been met, then the stock option will vest automatically.

27. Other reserves

Other reserves comprise the following:

	Equity reserve £m	Revaluation reserve £m	Translation reserve £m	Total other reserves £m
1 January 2009	(82.9)	87.3	1,246.1	1,250.5
Exchange adjustments on foreign currency net investments	–	–	(142.2)	(142.2)
Loss on revaluation of available for sale investments	–	(13.5)	–	(13.5)
Recognition and remeasurement of financial instruments	(36.4)	–	–	(36.4)
Equity component of convertible bonds (net of deferred tax)	34.7	–	–	34.7
31 December 2009	(84.6)	73.8	1,103.9	1,093.1
Exchange adjustments on foreign currency net investments	–	–	146.6	146.6
Loss on revaluation of available for sale investments	–	(59.8)	–	(59.8)
Recognition and remeasurement of financial instruments	2.9	–	–	2.9
31 December 2010	(81.7)	14.0	1,250.5	1,182.8

28. Acquisitions

The Group accounts for acquisitions in accordance with IFRS 3 (revised) Business Combinations. IFRS 3 (revised) requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 (revised) requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the consolidated income statement or as an adjustment to goodwill as appropriate under IFRS 3 (revised).

The Group acquired a number of subsidiaries in the year. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustments for certain acquisitions have been determined provisionally at the balance sheet date.

	Book value at acquisition £m	Fair value adjustments £m	Fair value to Group £m
Intangible assets	0.7	25.5	26.2
Property, plant and equipment	9.1	–	9.1
Cash	57.0	–	57.0
Trade receivables due within one year	161.7	–	161.7
Other current assets	56.2	–	56.2
Total assets	284.7	25.5	310.2
Current liabilities	(259.1)	–	(259.1)
Trade and other payables due after one year	(1.1)	(3.4)	(4.5)
Deferred tax liabilities	(0.1)	(9.3)	(9.4)
Provisions	(0.5)	(0.7)	(1.2)
Total liabilities	(260.8)	(13.4)	(274.2)
Net assets	23.9	12.1	36.0
Non-controlling interests			(0.5)
Fair value of equity stake in associate undertakings before acquisition of controlling interest			(32.6)
Goodwill			161.1
Consideration			164.0
Consideration satisfied by:
Cash			131.2
Payments due to vendors (note 19)			32.8

Goodwill arising from acquisitions represents the value of synergies with our existing portfolio of businesses and skilled staff to deliver services to our clients. Goodwill expected to be deductible for tax purposes is £14.3 million.

Non-controlling interests in acquired companies are measured at the non-controlling interest’s proportionate share of the acquirees’ identifiable net assets.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed between 31 December 2010 and the date the financial statements have been authorised for issue.

29. Principal subsidiary undertakings

The principal subsidiary undertakings of the Group are:

Country of Incorporation
Grey Global Group, Inc	US
J. Walter Thompson Company, Inc	US
GroupM Worldwide, Inc	US
The Ogilvy Group, Inc	US
Young & Rubicam, Inc	US
Taylor Nelson Sofres Group Holdings Ltd	UK

All of these subsidiaries are operating companies and are 100% owned by the Group.

A more detailed listing of the operating subsidiary undertakings is given on pages 10 and 11. The Company directly or indirectly holds controlling interests in the issued share capital of these undertakings with the exception of those specifically identified.

30. Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the years presented.

WPP ANNUAL REPORT 2010      179

Our 2010 financial statements

Notes to the consolidated financial statements

31. Reconciliation to non-GAAP measures of performance

The non-GAAP measures of performance shown below have been included to provide the users of the financial statements with a better understanding of the key performance indicators of the business.

Reconciliation of profit before interest and taxation to headline PBIT:

	2010 £m	2009 £m	2008 £m
Profit before interest and taxation	1,028.2	818.7	922.0
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity on acquisition of controlling interest	(13.7)	–	–
Goodwill impairment	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Share of exceptional losses of associates	0.3	1.6	0.5
Investment write-downs	37.5	11.1	30.5
Cost of changes to corporate structure	–	–	4.6
Headline PBIT	1,228.7	1,017.2	1,118.2
Finance income	81.7	150.4	169.6
Finance costs	(276.8)	(355.4)	(319.4)
	(195.1)	(205.0)	(149.8)
Interest cover on headline PBIT	6.3 times	5.0 times	7.5 times

Reconciliation of profit before taxation to headline PBT and headline earnings:

	2010 £m	2009 £m	2008 £m
Profit before taxation	851.3	662.6	746.8
Gains on disposal of investments	(4.1)	(31.1)	(3.4)
Gains on re-measurement of equity on acquisition of controlling interest	(13.7)	–	–
Goodwill impairment	10.0	44.3	84.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	–	–	1.5
Investment write-downs	37.5	11.1	30.5
Amortisation and impairment of acquired intangible assets	170.5	172.6	78.4
Costs of changes to corporate structure	–	–	4.6
Share of exceptional losses of associates	0.3	1.6	0.5
Revaluation of financial instruments	(18.2)	(48.9)	25.4
Headline PBT	1,033.6	812.2	968.4
Taxation[1]	(227.8)	(193.0)	(245.3)
Non-controlling interests	(75.0)	(69.2)	(74.8)
Headline earnings	730.8	550.0	648.3
Ordinary dividends paid	200.4	189.8	161.8
Dividend cover on headline earnings	3.6 times	2.9 times	4.0 times

Note

1 Excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Calculation of headline EBITDA:

	2010 £m	2009 £m	2008 £m
Headline PBIT (as above)	1,228.7	1,017.2	1,118.2
Depreciation of property, plant and equipment	184.9	195.3	149.6
Amortisation of other intangible assets	25.4	30.5	23.4
Headline EBITDA	1,439.0	1,243.0	1,291.2

Headline PBIT margins before and after share of results of associates:

	Margin %	2010 £m	Margin %	2009 £m	Margin %	2008 £m
Revenue		9,331.0		8,684.3		7,476.9
Headline PBIT	13.2%	1,228.7	11.7%	1,017.2	15.0%	1,118.2
Share of results of associates (excluding exceptional losses)		(55.5)		(58.6)		(46.5)
Headline operating profit	12.6%	1,173.2	11.0%	958.6	14.3%	1,071.7

Calculation of effective tax rate on headline PBT1:

	2010 £m	2009 £m	2008 £m
Taxation (note 7)	(190.3)	(155.7)	(232.9)
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	(37.5)	(37.3)	(12.4)
Taxation[1]	(227.8)	(193.0)	(245.3)
Headline PBT	1,033.6	812.2	968.4
Effective tax rate on headline PBT[1]	22.0%	23.8%	25.3%

Note

1 Excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items.

Headline diluted earnings per ordinary share:

	2010 £m	2009 £m	2008 £m
Headline earnings	730.8	550.0	648.3
Earnings adjustment:
Dilutive effect of convertible bonds	28.3	–	0.8
Weighted average number of ordinary shares	1,339,004,622	1,284,880,193	1,169,602,949
Headline diluted earnings per ordinary share	56.7p	44.4p	55.5p

Reconciliation of free cash flow:

	2010 £m	2009 £m	2008 £m
Cash generated by operations	1,680.1	1,137.6	1,195.0
Plus:
Interest received	50.7	99.6	133.0
Investment income	4.2	1.4	1.8
Dividends from associates	53.3	45.5	44.6
Issue of shares	42.7	4.1	10.6
Proceeds on disposal of treasury shares	–	–	6.9
Proceeds on disposal of property, plant and equipment	7.6	9.2	11.5
Less:
Interest and similar charges paid	(219.7)	(248.7)	(269.2)
Purchases of property, plant and equipment	(190.5)	(222.9)	(196.8)
Purchases of other intangible assets
(including capitalised computer software)	(27.0)	(30.4)	(23.8)
Corporation and overseas tax paid	(207.4)	(216.6)	(182.5)
Dividends paid to non-controlling interests in subsidiary undertakings	(66.7)	(63.0)	(63.5)
Movement in working capital and provisions	(225.5)	102.1	109.3
Free cash flow	901.8	617.9	776.9

180      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Company profit and loss account

For the year ended 31 December 2010		2010	2009
	Notes	£m	£m
Turnover		–	–
Operating costs		(3.1)	(5.0)
Operating loss		(3.1)	(5.0)
Interest payable and similar charges	33	(28.8)	(17.3)
Loss on ordinary activities before taxation		(31.9)	(22.3)
Taxation on loss on ordinary activities	34	–	–
Loss on ordinary activities after taxation		(31.9)	(22.3)

Note

The accompanying notes form an integral part of this profit and loss account.

All results are derived from continuing activities.

There are no recognised gains or losses other than those shown above and accordingly no statement of total recognised gains and losses has been prepared.

Company balance sheet

As at 31 December 2010		2010	2009
	Notes	£m	£m
Fixed assets
Investments	35	4,416.2	4,346.1
		4,416.2	4,346.1
Current assets
Debtors	36	450.4	452.7
Cash at bank and in hand		1.4	1.7
		451.8	454.4
Creditors: amounts falling due within one year	37	(61.3)	(63.4)
Net current assets		390.5	391.0
Total assets less current liabilities		4,806.7	4,737.1
Creditors: amounts falling due after more than one year	38	(443.3)	(441.2)
Net assets		4,363.4	4,295.9

Capital and reserves
Called-up share capital	39	126.4	125.6
Share premium account	39	54.5	12.6
Shares to be issued	39	3.1	5.5
Own shares	39	(8.5)	(9.5)
Profit and loss account	39	4,187.9	4,161.7
Equity share owners’ funds		4,363.4	4,295.9

Note

The accompanying notes form an integral part of this balance sheet.

The financial statements were approved by the Board of Directors and authorised for issue on 18 April 2011.

Sir Martin Sorrell	Paul Richardson
Group chief executive	Group finance director

WPP ANNUAL REPORT 2010      181

Our 2010 financial statements

Notes to the Company balance sheet

32. Accounting policies

The principal accounting policies of WPP plc (the Company) are summarised below. These accounting policies have all been applied consistently throughout the year and preceding year.

a) Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with applicable UK accounting standards and the Companies (Jersey) Law 1991.

b) Translation of foreign currency

Foreign currency transactions arising from operating activities are translated from local currency into pounds sterling at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the period end are translated at the period-end exchange rate. Foreign currency gains or losses are credited or charged to the profit and loss account as they arise.

c) Investments

Fixed asset investments are stated at cost less provision for impairment.

d) Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax assets and liabilities are not discounted.

e) UITF 44: Group and treasury share transactions

Where a parent entity grants rights to its equity instruments to employees of a subsidiary, and such share-based compensation is accounted for as equity-settled in the consolidated financial statements of the parent, UITF 44 requires the subsidiary to record an expense for such compensation in accordance with FRS 20 (Share-based payments), with a corresponding increase recognised in equity as a contribution from the parent. Consequently, in the financial statements of the parent (WPP plc), the Company has recognised an addition to fixed asset investments of the aggregate amount of these contributions of £70.4 million in 2010 (2009: £54.9 million), with a credit to equity for the same amount.

33. Interest payable and similar charges

	2010	2009
	£m	£m
Interest payable on corporate bonds	27.9	17.1
Bank and other interest payable	0.5	0.2
Interest payable to subsidiary undertakings	0.4	–
	28.8	17.3

34. Taxation on loss on ordinary activities

The tax assessed for the year differs from that resulting from applying the current rate of corporation tax in Ireland of 25% (2009 – 25%). The differences are explained below:

	2010	2009
	£m	£m
Loss on ordinary activities before tax	(31.9)	(22.3)
Tax at the current rate of 25% (2009 – 25%) thereon	8.0	5.6
Factors affecting tax charge for the year:
Unrecognised losses carried forward	(8.0)	(5.6)
Current tax charge for the year	–	–

A deferred tax asset of £13.7m (2009: £5.7 million), in relation to tax losses has not been recognised. The asset will be recovered if the Company makes sufficient profits in the future.

35. Fixed asset investments

The following are included in the net book value of fixed asset investments:

Subsidiary
undertakings
£m
1 January 2010	4,346.1
Additions	70.4
Other movements	(0.3)
31 December 2010	4,416.2

Fixed asset investments primarily represent 100% of the issued share capital of WPP Air 1 Limited, a company incorporated in Ireland. Fixed asset investments were purchased in a share-for-share exchange. At 31 December 2010 cost and net book value were the same. Details of indirect subsidiaries are given in note 29.

36. Debtors

The following are included in debtors:

	2010	2009
	£m	£m
Amounts owed by subsidiary undertakings	450.0	451.8
Other debtors	0.4	0.9
	450.4	452.7

37. Creditors: amounts falling due within one year

The following are included in creditors falling due within one year:

	2010	2009
	£m	£m
Bank loans and overdrafts	–	57.8
Interest payable on corporate bonds	3.0	3.1
Amounts due to subsidiary undertakings	56.5	1.1
Other creditors and accruals	1.8	1.4
	61.3	63.4

38. Creditors: amounts falling due after more than one year

The following are included in creditors falling due after more than year:

	2010	2009
	£m	£m
Corporate bonds	443.3	441.2

In May 2009 the Company issued £450 million of 5.75% convertible bonds due May 2014.

39. Equity share owners’ funds

Movements during the year were as follows:

	Ordinary	Share	Shares		Profit
	share	premium	to be	Own	and loss
	capital	account	issued	shares	account
	£m	£m	£m	£m	£m
1 January 2010	125.6	12.6	5.5	(9.5)	4,161.7
Ordinary shares issued	0.8	41.9	(2.4)	–	2.1
Dividends paid	–	–	–	–	(13.4)
Loss for the year	–	–	–	–	(31.9)
Equity granted to employees of subsidiaries	–	–	–	–	70.4
Treasury share utilisation	–	–	–	1.0	(1.0)
31 December 2010	126.4	54.5	3.1	(8.5)	4,187.9

Reconciliation of movements in equity share owners’ funds for the year ended 31 December 2010:

	2010	2009
	£m	£m
Loss for the year	(31.9)	(22.3)
Equity granted to employees of subsidiaries	70.4	54.9
Other ordinary shares issued	42.4	3.5
Transfer from investments	–	(1.5)
Dividends paid	(13.4)	(22.3)
Treasury share additions	–	(9.5)
Net additions to equity share owners’ funds	67.5	2.8
Opening equity share owners’ funds	4,295.9	4,293.1
Closing equity share owners’ funds	4,363.4	4,295.9

At 31 December 2010 the Company’s distributable reserves amounted to £4,055.4 million (2009: £4,099.6 million). Further details of the Company’s share capital are shown in note 26.

40. Guarantees and other financial commitments

The Company guarantees a number of Group banking arrangements and other financial commitments on behalf of certain subsidiary undertakings.

182 WPP ANNUAL REPORT 2010

Our 2010 financial statements

Independent auditors’ report

We have audited the Group and parent company financial statements (the ‘financial statements’) of WPP plc for the year ended 31 December 2010 which comprise the accounting policies, the consolidated income statement (excluding the US Dollar information), the consolidated statement of comprehensive income, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of changes in equity, the parent company profit and loss account and balance sheet and the related notes 1 to 40. The financial reporting framework that has been applied in the preparation of the Group financial statements is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

This report is made solely to the Company’s members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

As explained more fully in the Directors’ Responsibilities Statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s (APB’s) Ethical Standards for Auditors.

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

WPP ANNUAL REPORT 2010      183

Our 2010 financial statements

Independent auditors’ report

In our opinion:

the financial statements give a true and fair view of the state of the Group’s and of the parent company’s affairs as at 31 December 2010 and of the Group’s profit and parent company’s loss for the year then ended;

the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

the financial statements have been prepared in accordance with the Companies (Jersey) Law 1991.

As explained in the accounting policies to the financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.

In our opinion:

the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the UK Companies Act 2006 as if that Act had applied to the Company; and

the information given in the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

We have reviewed the directors’ statement contained within the Directors’ report in relation to going concern as if the Company had been incorporated in the UK and have nothing to report to you in that respect.

We have nothing to report in respect of the following:

Under Companies (Jersey) Law 1991 we are required to report to you if, in our opinion:

proper accounting records have not been kept by the parent company, or proper returns adequate for our audit have not been received from branches not visited by us; or

the financial statements are not in agreement with the accounting records and returns; or

we have not received all the information and explanations we require for our audit.

Under the UK Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Graham Richardson (Individual responsible for the Audit) for and on behalf of Deloitte LLP

Chartered Accountants and Recognised Auditors

London, United Kingdom

18 April 2011

184      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Five-year summary

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Income statement
Billings[1]	42,683.6	37,919.4	36,929.0	31,665.5	30,140.7
Revenue	9,331.0	8,684.3	7,476.9	6,185.9	5,907.8
Operating profit	973.0	761.7	876.0	804.7	741.6
Headline PBIT[2]	1,228.7	1,017.2	1,118.2	928.0	859.0
Profit before taxation	851.3	662.6	746.8	719.4	682.0
Headline PBT[3]	1,033.6	812.2	968.4	817.3	766.3
Profit for the year	661.0	506.9	513.9	515.1	482.6
Balance sheet
Non-current assets	13,087.6	12,756.2	13,355.7	8,689.9	7,732.3
Net current liabilities	(817.3)	(971.0)	(1,028.7)	(1,342.7)	(1,120.4)
Non-current trade and other payables	(870.4)	(908.8)	(1,042.9)	(796.6)	(715.6)
Provisions for liabilities and charges (including provision for post-employment benefits)	(403.1)	(404.7)	(407.9)	(251.8)	(292.4)
Net assets	6,647.9	6,075.7	5,959.8	4,094.8	3,918.4
Net debt	(1,888.4)	(2,640.4)	(3,067.6)	(1,285.7)	(814.6)
Average net debt	(3,056.0)	(3,448.0)	(2,206.0)	(1,458.0)	(1,214.0)

	2010	2009	2008	2007	2006
Our people
Revenue per employee (£000)	92.0	82.5	76.7	72.9	76.0
Gross profit per employee (£000)	84.4	75.8	71.9	69.0	72.2
Average headcount	101,387	105,318	97,438	84,848	77,686
Share information
Headline[4] – basic earnings per share	59.3p	45.1p	56.7p	47.7p	42.5p
– diluted earnings per share	56.7p	44.4p	55.5p	45.8p	41.2p
Reported – basic earnings per share	47.5p	35.9p	38.4p	39.6p	36.3p
– diluted earnings per share	45.9p	35.3p	37.6p	38.0p	35.2p
Dividends per share[5]	17.79p	15.47p	15.47p	13.45p	11.21p
Share price – high	795.0p	614.5p	648.0p	787.5p	706.5p
– low	572.5p	353.0p	310.3p	576.5p	609.0p
Market capitalisation at year-end (£m)	9,982.4	7,658.3	5,052.8	7,708.9	8,566.4

 Notes

1 Billings is defined on page 186.

2 The calculation of headline PBIT for 2010, 2009 and 2008 is set out in note 31 of the financial statements.

3 The calculation of headline PBT for 2010, 2009 and 2008 is set out in note 31 of the financial statements.

4 Headline earnings per share for 2010, 2009 and 2008 is set out in note 9 of the financial statements.

5 Dividends per share represents the dividends declared in respect of each year.

The information on this page is unaudited.

WPP ANNUAL REPORT 2010      185

Our 2010 financial statements

Financial glossary

Term used in Annual Report	US equivalent or brief description
Allotted	Issued
ADRs/ADSs	American Depositary Receipts/American Depositary Shares. The Group uses the terms ADR and ADS interchangeably. One ADR/ADS represents five ordinary shares
Average net debt and net debt	Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet
Billings	Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned
Called-up share capital	Ordinary shares, issued and fully paid
Combined Code	The Combined Code on Corporate Governance published by the Financial Reporting Council dated June 2008
Constant currency	The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2010 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements
ESOP	Employee share ownership plan
Estimated net new billings	Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount
EURIBOR	The euro area inter-bank offered rate for euro deposits
Finance lease	Capital lease
Free cash flow	Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets
Freehold	Ownership with absolute rights in perpetuity
Headline earnings	Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests
Headline EBITDA	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and depreciation of property, plant and equipment
Headline operating profit	PBIT excluding share of results of associates before investment gains/ losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and costs incurred in 2008 in changing the corporate structure of the Group

186      WPP ANNUAL REPORT 2010

Our 2010 financial statements

Financial glossary

Term used in Annual Report	US equivalent or brief description
Headline PBIT	Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/ gains of associates and costs incurred in 2008 in changing the corporate structure of the Group
Headline PBT	Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional losses/ gains of associates, costs incurred in 2008 in changing the corporate structure of the Group and revaluation of financial instruments
IFRS/IAS	International Financial Reporting Standard/International Accounting Standard
LIBOR	The London inter-bank offered rate
OCI	Consolidated statement of comprehensive income
Operating margin	Headline PBIT as a percentage of revenue
Profit	Income
Profit attributable to equity holders of the parent	Net income
Pro forma (‘like-for-like’)	Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably
Sarbanes-Oxley Act	An Act passed in the US to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes
Share capital	Ordinary shares, capital stock or common stock issued and fully paid
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shares in issue	Shares outstanding
Turnbull Report	Guidance issued by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code and the UK Corporate Governance Code at the request of the London Stock Exchange
UK Corporate Governance Code	The UK Corporate Governance Code published by the Financial Reporting Council dated June 2010

WPP ANNUAL REPORT 2010      187

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